Exhibit 99.1

TELUS CORPORATION CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) MARCH 31, 2025

condensed interim consolidated statements of income and other comprehensive income	(unaudited)

		Three months
Periods ended March 31 (millions except per share amounts)	Note	2025	2024
OPERATING REVENUES
Service		$4,443	$4,329
Equipment		575	537
Operating revenues (arising from contracts with customers)	6	5,018	4,866
Other income	7	39	66
Operating revenues and other income		5,057	4,932
OPERATING EXPENSES
Goods and services purchased	16	1,847	1,810
Employee benefits expense	8, 16	1,466	1,484
Depreciation	17	592	690
Amortization of intangible assets	18	400	373
		4,305	4,357
OPERATING INCOME		752	575
Financing costs	9	344	394
INCOME BEFORE INCOME TAXES		408	181
Income taxes	10	107	41
NET INCOME		301	140
OTHER COMPREHENSIVE INCOME (LOSS)	11
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges		(11)	59
Foreign currency translation adjustment arising from translating financial statements of foreign operations		60	24
		49	83
Items never subsequently reclassified to income
Change in measurement of investment financial assets		4	1
Employee defined benefit plan re-measurements		(1)	35
		3	36
		52	119
COMPREHENSIVE INCOME		$353	$259
NET INCOME ATTRIBUTABLE TO:
Common Shares		$321	$127
Non-controlling interests		(20)	13
		$301	$140
COMPREHENSIVE INCOME ATTRIBUTABLE TO:
Common Shares		$364	$226
Non-controlling interests		(11)	33
		$353	$259
NET INCOME PER COMMON SHARE	12
Basic		$0.21	$0.09
Diluted		$0.21	$0.09
TOTAL WEIGHTED AVERAGE COMMON SHARES OUTSTANDING
Basic		1,514	1,476
Diluted		1,516	1,478

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

2 | March 31, 2025

condensed interim consolidated statements of financial position	(unaudited)

As at (millions)	Note	March 31, 2025	December 31, 2024
ASSETS
Current assets
Cash and temporary investments, net		$1,014	$869
Accounts receivable	6(b)	3,498	3,689
Income and other taxes receivable		224	146
Inventories	1(c)	566	629
Contract assets	6(c)	469	465
Costs incurred to obtain or fulfill contracts with customers	20	383	366
Prepaid expenses		509	403
Current derivative assets	4(d)	61	65
		6,724	6,632
Non-current assets
Property, plant and equipment, net	17	17,344	17,337
Intangible assets, net	18	20,421	20,593
Goodwill, net	18	10,639	10,559
Contract assets	6(c)	304	325
Other long-term assets	20	2,553	2,577
		51,261	51,391
		$57,985	$58,023
LIABILITIES AND OWNERS’ EQUITY
Current liabilities
Short-term borrowings	22	$1,325	$922
Accounts payable and accrued liabilities	23	3,314	3,630
Income and other taxes payable		167	142
Dividends payable	13	610	605
Advance billings and customer deposits	24	1,027	1,039
Provisions	25	260	236
Current maturities of long-term debt	26	3,776	3,246
Current derivative liabilities	4(d)	9	11
		10,488	9,831
Non-current liabilities
Provisions	25	609	686
Long-term debt	26	24,948	25,608
Other long-term liabilities	27	913	869
Deferred income taxes		4,241	4,231
		30,711	31,394
Liabilities		41,199	41,225
Owners’ equity
Common equity	28	15,607	15,620
Non-controlling interests		1,179	1,178
		16,786	16,798
		$57,985	$58,023
Contingent liabilities	29

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

March 31, 2025 | 3

condensed interim consolidated statements of changes in owners’ equity	(unaudited)

		Common equity
		Equity contributed
		Common Shares (Note 28)				Accumulated
(millions)	Note	Number of shares	Share capital	Contributed surplus	Retained earnings	other comprehensive income	Total	Non- controlling interests	Total
Balance as at January 1, 2024		1,468	$12,324	$997	$2,835	$(44)	$16,112	$1,190	$17,302
Net income		—	—	—	127	—	127	13	140
Other comprehensive income (loss)	11	—	—	—	35	64	99	20	119
Dividends	13	—	—	—	(554)	—	(554)	—	(554)
Dividends reinvested and optional cash payments	13(b), 14(c)	8	191	—	—	—	191	—	191
Equity accounted share-based compensation		—	—	28	—	—	28	(6)	22
Issue of Common Shares in business combination		—	7	—	—	—	7	—	7
Change in ownership interests of subsidiaries	28(b)	—	—	(2)	—	—	(2)	8	6
Balance as at March 31, 2024		1,476	$12,522	$1,023	$2,443	$20	$16,008	$1,225	$17,233
Balance as at January 1, 2025		1,504	$13,124	$1,081	$1,520	$(105)	$15,620	$1,178	$16,798
Net income		—	—	—	321	—	321	(20)	301
Other comprehensive income (loss)	11	—	—	—	(1)	44	43	9	52
Dividends	13	—	—	—	(610)	—	(610)	—	(610)
Dividends reinvested and optional cash payments	13(b), 14(c)	10	203	—	—	—	203	—	203
Equity accounted share-based compensation	14(b)	—	—	30	—	—	30	(1)	29
Change in ownership interests of subsidiaries	28(b)	—	—	—	—	—	—	13	13
Balance as at March 31, 2025		1,514	$13,327	$1,111	$1,230	$(61)	$15,607	$1,179	$16,786

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

4 | March 31, 2025

condensed interim consolidated statements of cash flows	(unaudited)

		Three months
Periods ended March 31 (millions)	Note	2025	2024
OPERATING ACTIVITIES
Net income		$301	$140
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization		992	1,063
Deferred income taxes	10	(6)	(98)
Share-based compensation expense, net	14(a)	42	27
Net employee defined benefit plans expense	15(a)	15	17
Employer contributions to employee defined benefit plans	15(a)	(5)	(8)
Gain on contributions of real estate to joint ventures	7, 21	(8)	(34)
Loss from equity accounted investments	7, 21	—	5
Other		(11)	20
Net change in non-cash operating working capital	31(a)	(243)	(182)
Cash provided by operating activities		1,077	950
INVESTING ACTIVITIES
Cash payments for capital assets, excluding spectrum licences	31(a)	(654)	(812)
Cash payments for spectrum licences	18(a)	—	(124)
Cash payments for acquisitions, net	18(b)	(11)	(89)
Advances to, and investment in, real estate joint ventures and associates	21	—	(3)
Real estate joint venture receipts	21	1	2
Proceeds on disposition		66	14
Investment in portfolio investments and other		(4)	20
Cash used by investing activities		(602)	(992)
FINANCING ACTIVITIES	31(b)
Dividends paid to holders of Common Shares	13(a)	(402)	(359)
Issue (repayment) of short-term borrowings, net		399	—
Long-term debt issued	26	1,663	2,567
Redemptions and repayment of long-term debt	26	(1,990)	(850)
Other		—	(16)
Cash provided (used) by financing activities		(330)	1,342
CASH POSITION
Increase in cash and temporary investments, net		145	1,300
Cash and temporary investments, net, beginning of period		869	864
Cash and temporary investments, net, end of period		$1,014	$2,164
SUPPLEMENTAL DISCLOSURE OF OPERATING CASH FLOWS
Interest paid		$(371)	$(334)
Interest received		$5	$11
Income taxes paid, net		$(154)	$(80)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

March 31, 2025 | 5

notes to condensed interim consolidated financial statements	(unaudited)

MARCH 31, 2025

TELUS Corporation is one of Canada’s largest telecommunications companies, providing a wide range of technology solutions, which include: mobile and fixed voice and data telecommunications services and products; healthcare services, software and technology solutions (including employee and family assistance programs and benefits administration); agriculture and consumer goods services (software, data management and data analytics-driven smart-food chain and consumer goods technologies); and digital experiences. Data services include: internet protocol; television; hosting, managed information technology and cloud-based services; and home and business security and automation.

TELUS Corporation was incorporated under the Company Act (British Columbia) on October 26, 1998, under the name BCT.TELUS Communications Inc. (BCT). On January 31, 1999, pursuant to a court-approved plan of arrangement under the Canada Business Corporations Act among BCT, BC TELECOM Inc. and the former Alberta-based TELUS Corporation (TC), BCT acquired all of the shares of BC TELECOM Inc. and TC in exchange for Common Shares and Non-Voting Shares of BCT, and BC TELECOM Inc. was dissolved. On May 3, 2000, BCT changed its name to TELUS Corporation and in February 2005, TELUS Corporation transitioned under the Business Corporations Act (British Columbia), successor to the Company Act (British Columbia). TELUS Corporation maintains its registered office at Floor 5, 510 West Georgia Street, Vancouver, British Columbia, V6B 0M3.

The terms “TELUS”, “we”, “us”, “our” or “ourselves” refer to TELUS Corporation and, where the context of the narrative permits or requires, its subsidiaries. Our principal subsidiaries are: TELUS Communications Inc., in which, as at March 31, 2025, we have a 100% equity interest; and TELUS International (Cda) Inc. (d.b.a. TELUS Digital Experience), in which, as at March 31, 2025, we have a 57.3% equity interest, as discussed further in Note 28(b), and which completed its initial public offering in February 2021.

6 | March 31, 2025

notes to condensed interim consolidated financial statements	(unaudited)

1	condensed interim consolidated financial statements

(a)	Basis of presentation

The notes presented in our condensed interim consolidated financial statements include only significant events and transactions and are not fully inclusive of all matters normally disclosed in our annual audited financial statements; thus, our interim consolidated financial statements are referred to as condensed. Our condensed interim consolidated financial statements should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2024.

Our condensed interim consolidated financial statements are expressed in Canadian dollars and follow the same accounting policies and methods of their application as set out in our consolidated financial statements for the year ended December 31, 2024, other than as set out in Note 2(a). The generally accepted accounting principles that we use are International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS® Accounting Standards) and Canadian generally accepted accounting principles. Our condensed interim consolidated financial statements comply with International Accounting Standard 34, Interim Financial Reporting and reflect all adjustments (which are of a normal recurring nature) that are, in our opinion, necessary for a fair statement of the results for the interim periods presented.

These consolidated financial statements for the three-month period ended March 31, 2025, were authorized by our Board of Directors for issue on May 9, 2025.

(b)	Hedge accounting

General

We apply hedge accounting to the financial instruments used to establish: designated currency hedging relationships for certain U.S. dollar-denominated future purchase commitments and debt repayments; and, designated electrical power purchase price hedging relationships.

The purpose of hedge accounting, in respect of our designated hedging relationships, is to ensure that counterbalancing gains and losses are recognized in the same periods. We have chosen to apply hedge accounting, as we believe that it more faithfully depicts the economic substance of the underlying transactions.

The application of hedge accounting requires a high correlation (indicating effectiveness) in the offsetting changes in the risk-associated values of the financial instruments (the hedging items) used to establish the designated hedging relationships and all, or a part, of the asset, liability or transaction with an identified risk exposure that we have taken steps to modify (the hedged items).

Hedge accounting – derivatives used to manage currency risk; derivatives used to manage interest rate risk

The anticipated effectiveness of designated hedging relationships is assessed at inception and their actual effectiveness is assessed for each subsequent reporting period. We consider a designated hedging relationship to be effective if the following critical terms match between the hedging item and the hedged item: the notional amount of the hedging item and the principal amount of the hedged item; maturity dates; payment dates; and interest rate index (if, and as, applicable).

Any ineffectiveness, such as arising from differences between the notional amount of the hedging item and the principal amount of the hedged item, or from a previously effective designated hedging relationship becoming ineffective, is reflected in the Consolidated statements of income and other comprehensive income as Financing costs if in respect of long-term debt and as Goods and services purchased if in respect of U.S. dollar-denominated future purchase commitments, as set out in Note 4(e).

Hedge accounting – derivatives use to manage other price risk (see Note 2(a))

The anticipated effectiveness of designated hedging relationships is assessed at inception (January 1, 2025, for virtual power purchase agreements entered into prior to fiscal 2025) and their actual effectiveness is assessed for each subsequent reporting period. We consider a virtual power purchase agreement designated hedging relationship to be effective if the following critical terms match between the hedging item and the hedged item: the variable nature-dependent electricity notional amount of the hedging item and the variable notional amount of the hedged item; maturity dates; and payment dates.

Any ineffectiveness, such as arising from differences between electricity consumed that is priced using the Alberta Interconnected Electrical System pool price, and that which is priced otherwise, or from a previously effective designated hedging relationship becoming ineffective, is reflected in the Consolidated statements of income and other comprehensive income as Goods and services purchased, as set out in Note 4(e).

March 31, 2025 | 7

notes to condensed interim consolidated financial statements	(unaudited)

Hedging assets and liabilities

In applying hedge accounting, a hedge value is recorded in the Consolidated statements of financial position representing the fair value of the hedging items. The net difference, if any, between amounts recognized in net income determination and amounts necessary to reflect the fair value of the designated cash flow hedging items recorded in the Consolidated statements of financial position is recognized as a component of Other comprehensive income, as set out in Note 11.

(c)	Inventories

Inventories primarily consist of mobile handsets, parts and accessories, which totalled $472 million as at March 31, 2025 (December 31, 2024 – $528 million), and communications equipment held for resale. These inventories are valued at the lower of cost and net realizable value, with cost being determined on an average cost basis. Costs of goods sold for the three-month period ended March 31, 2025, totalled $0.6 billion (2024 – $0.5 billion).

2	accounting policy developments

(a)	Initial application of standards, interpretations and amendments to standards and interpretations in the reporting period

•	In December 2024, the International Accounting Standards Board issued Contracts Referencing Nature-dependent Electricity – Amendments to IFRS 9 and IFRS 7, which amended IFRS 9, Financial Instruments, and IFRS 7, Financial Instruments, Disclosures. These amendments, among other matters, will now allow for hedge accounting to be applied in instances where there is variability in the underlying amount of electricity because the source of electricity generation depends on uncontrollable natural conditions (for example, the weather). Specifically, if we were to choose to apply hedge accounting, this would affect the accounting for the unrealized forward element of our pre-existing virtual power purchase agreements, which were first entered into in 2022. The measurement of the fair value of the unrealized forward element of our virtual power purchase agreements is unaffected by the amendments. The amendments are effective for annual reporting periods beginning on or after January 1, 2026, with earlier adoption permitted.

In accordance with the permitted transitional provisions, effective January 1, 2025, we have prospectively designated our pre-existing virtual power purchase agreements, which are contracts for differences, as held for hedging and have applied hedge accounting; this will have the effect of the net change in the unrealized forward element of our virtual power purchase agreements arising on or after January 1, 2025, being included in the determination of other comprehensive income. The transitional provisions did not permit retrospective designation of our pre-existing virtual power purchase agreements.

The effects on the consolidated statement of income and other comprehensive income line items are as set out in the following table.

Period ended March 31, 2025 (millions except per share amounts)	Excluding amendments to IFRS 9 and IFRS 7 effects	Amendments to IFRS 9 and IFRS 7 effects	As currently reported
THREE-MONTH
OPERATING REVENUES	$5,057	$—	$5,057
OPERATING EXPENSES
Goods and services purchased	1,848	(1)	1,847
Employee benefits expense	1,466	—	1,466
Depreciation	592	—	592
Amortization of intangible assets	400	—	400
	4,306	(1)	4,305
OPERATING INCOME	751	1	752
Financing costs	361	(17)	344
INCOME BEFORE INCOME TAXES	390	18	408
Income taxes	102	5	107
NET INCOME	$288	$13	$301
OTHER COMPREHENSIVE INCOME (LOSS)
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges	$2	$(13)	$(11)
COMPREHENSIVE INCOME	$353	$—	$353
NET INCOME ATTRIBUTABLE TO COMMON SHARES	$308	$13	$321
NET INCOME PER COMMON SHARE
Basic	$0.20	$0.01	$0.21
Diluted	$0.20	$0.01	$0.21

8 | March 31, 2025

notes to condensed interim consolidated financial statements	(unaudited)

The effects on the consolidated statement of changes in owners’ equity line items are as set out in the following table.

As at March 31, 2025 (millions)	Excluding amendments to IFRS 9 and IFRS 7 effects	Amendments to IFRS 9 and IFRS 7 effects	As currently reported
COMMON EQUITY
Share capital	$13,327	$—	$13,327
Contributed surplus	1,111	—	1,111
Retained earnings	1,217	13	1,230
Accumulated other comprehensive income	(48)	(13)	(61)
	$15,607	$—	$15,607

The effects on the consolidated statement of cash flows line items are as set out in the following table.

Period ended March 31, 2025 (millions)	Excluding amendments to IFRS 9 and IFRS 7 effects	Amendments to IFRS 9 and IFRS 7 effects	As currently reported
THREE-MONTH
OPERATING ACTIVITIES
Net income	$288	$13	$301
Deferred income taxes	(11)	5	(6)
Net-change in non-cash operating working capital	(225)	(18)	(243)
All other reconciling items within operating activities	1,025	—	1,025
Cash provided by operating activities	$1,077	$—	$1,077

(b)	Standards, interpretations and amendments to standards and interpretations not yet effective and not yet applied

•	In April 2024, the International Accounting Standards Board issued IFRS 18, Presentation and Disclosure in the Financial Statements, which sets out the overall requirements for presentation and disclosures in the financial statements. The new standard will replace IAS 1, Presentation of Financial Statements. Although much of the substance of IAS 1, Presentation of Financial Statements, will carry over into the new standard, the new standard incrementally will:

•	With a view to improving comparability amongst entities, require presentation in the statement of operations of a subtotal for operating profit and a subtotal for profit before financing and income taxes (both subtotals as defined in the new standard);
•	Require disclosure and reconciliation, within a single financial statement note, of management-defined performance measures that are used in public communications to share management’s views of various aspects of an entity’s performance and which are derived from the statement of income and other comprehensive income;
•	Enhance the requirements for aggregation and disaggregation of financial statement amounts; and
•	Require limited changes to the statement of cash flows, including elimination of options for the classification of interest and dividend cash flows.

The new standard is effective for annual reporting periods beginning on or after January 1, 2027, with earlier adoption permitted. We are currently assessing the impacts of the new standard; while there will be a limited shift of where a number of our management-defined performance measures are disclosed and reconciled (primarily a shift from management’s discussion and analysis to the financial statements) and where certain cash flows will be categorized in our statements of cash flows (primarily shifting interest paid from operating activities to financing activities), we do not expect that the totality of our financial disclosure will be materially affected by the application of the new standard.

•	In May 2024, the International Accounting Standards Board issued Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7). The narrow-scope amendments are to address diversity in accounting practice in respect of: the classification of financial assets with environmental, social and corporate governance and similar features; and to clarify the date on which a financial asset or financial liability is de-recognized when using electronic payment systems. The new standard is effective for annual reporting periods beginning on or after January 1, 2026, with earlier adoption permitted. We are currently assessing the impacts of the new standard but do not expect to be materially affected by the application of the amendments.

March 31, 2025 | 9

notes to condensed interim consolidated financial statements	(unaudited)

3	capital structure financial policies

General

Our objective when managing financial capital is to maintain a flexible capital structure that optimizes the cost and availability of capital at an acceptable level of risk. In our definition of financial capital, we include:

•	Common equity (excluding accumulated other comprehensive income);
•	Non-controlling interests;
•	Long-term debt (including long-term credit facilities, commercial paper backstopped by long-term credit facilities and any hedging assets or liabilities associated with long-term debt items, net of amounts recognized in accumulated other comprehensive income);
•	Cash and temporary investments;
•	Short-term borrowings (including those arising from securitized trade receivables and unbilled customer finance receivables); and
•	Other long-term debt.

We manage our financial capital structure and make adjustments to it in light of changes in economic conditions and the risk characteristics of our business. In order to maintain or adjust our financial capital structure, we may:

•	Adjust the amount of dividends paid to holders of Common Shares;
•	Purchase Common Shares for cancellation pursuant to normal course issuer bids;
•	Issue new shares (including Common Shares and TELUS International (Cda) Inc. subordinate voting shares);
•	Issue new debt, issue new debt to replace existing debt with different characteristics; and/or
•	Increase or decrease the amount of short-term borrowings arising from securitized trade receivables and unbilled customer finance receivables.

During 2025, our financial objectives, which are reviewed annually, were unchanged from 2024. We believe that our financial objectives support our long-term strategy.

We monitor financial capital utilizing a number of measures, including: net debt to earnings before interest, income taxes, depreciation and amortization (EBITDA*) – excluding restructuring and other costs ratio; coverage ratios; and dividend payout ratios.

Debt and coverage ratios

Net debt to EBITDA – excluding restructuring and other costs is calculated as net debt at the end of the period, divided by 12-month trailing EBITDA – excluding restructuring and other costs. Historically, this measure is substantially similar to the leverage ratio covenant in our credit facilities. Net debt and EBITDA – excluding restructuring and other costs are measures that do not have any standardized meanings prescribed by IFRS Accounting Standards and are therefore unlikely to be comparable to similar measures presented by other issuers. The calculation of these measures is set out in the following table. Net debt is one component of a ratio used to determine compliance with certain debt covenants.

As at, or for the 12-month periods ended, March 31 ($ in millions)	Objective	2025	2024
Components of debt and coverage ratios
Net debt [1]		$28,682	$27,280
EBITDA – excluding restructuring and other costs [2]		$7,318	$7,226
Net interest cost [3] (Note 9)		$1,381	$1,297
Debt ratio
Net debt to EBITDA – excluding restructuring and other costs	2.2 – 2.7 [4]	3.9	3.8
Coverage ratios
Earnings coverage [5]		2.1	1.8
EBITDA – excluding restructuring and other costs interest coverage [6]		5.3	5.6

*  EBITDA is not a standardized financial measure under IFRS Accounting Standards and might not be comparable to similar measures disclosed by other issuers; we define EBITDA as operating revenues and other income less goods and services purchased and employee benefits expense. We report EBITDA because it is a key measure that management uses to evaluate the performance of our business, and it is also utilized to determine compliance with certain debt covenants.

10 | March 31, 2025

notes to condensed interim consolidated financial statements	(unaudited)

1	Net debt and total managed capitalization are calculated as follows:

As at March 31	Note	2025	2024
Long-term debt	26	$28,724	$29,366
Debt issuance costs netted against long-term debt		118	127
Derivative (assets) liabilities used to manage interest rate and currency risks associated with U.S. dollar-denominated long-term debt, net		(71)	7
Accumulated other comprehensive income amounts arising from financial instruments used to manage interest rate and currency risks associated with U.S. dollar-denominated long-term debt – excluding tax effects		(400)	(160)
Cash and temporary investments, net		(1,014)	(2,164)
Short-term borrowings	22	1,325	104
Net debt		28,682	27,280
Common equity		15,607	16,008
Non-controlling interests		1,179	1,225
Less: accumulated other comprehensive income amounts included above in common equity and non-controlling interests		(19)	(38)
Total managed capitalization		$45,449	$44,475

2	EBITDA – excluding restructuring and other costs is calculated as follows:

	EBITDA (Note 5)	Restructuring and other costs (Note 16)	EBITDA – excluding restructuring and other costs
Add
Three-month period ended March 31, 2025	$1,744	$97	$1,841
Year ended December 31, 2024	6,840	493	7,333
Deduct
Three-month period ended March 31, 2024	(1,638)	(218)	(1,856)
EBITDA – excluding restructuring and other costs	$6,946	$372	$7,318

3	Net interest cost is defined as financing costs, excluding employee defined benefit plans net interest, unrealized changes in virtual power purchase agreements forward element when accounted for as held for trading (see Note 2(a)), and recoveries on long-term debt prepayment premium and repayment of debt, calculated on a 12-month trailing basis (expenses recorded for long-term debt prepayment premium, if any, are included in net interest cost) (see Note 9).
4	Our long-term objective range for this ratio is 2.2 – 2.7 times. The ratio as at March 31, 2025, is outside the long-term objective range. We may permit, and have permitted, this ratio to go outside the objective range (for long-term investment opportunities), but we will endeavour to return this ratio to circa 2.7 in the medium term (following the spectrum auctions in 2021 and 2023, and the mmWave spectrum auction upcoming), consistent with our long-term strategy. We have an objective of achieving a ratio of circa 3.0 in 2027. We are in compliance with the leverage ratio covenant in our credit facilities, which states that we may not permit our net debt to operating cash flow ratio to exceed 4.25:1.00 (see Note 26(d)); the calculation of the debt ratio is substantially similar to the calculation of the leverage ratio covenant in our credit facilities.
5	Earnings coverage is defined in Canadian Securities Administrators National Instrument 41-101 as net income before borrowing costs and income tax expense, divided by borrowing costs (interest on long-term debt; interest on short-term borrowings and other; long-term debt prepayment premium), and adding back capitalized interest, all such amounts excluding those attributable to non-controlling interests.
6	EBITDA – excluding restructuring and other costs interest coverage is defined as EBITDA – excluding restructuring and other costs, divided by net interest cost. This measure is substantially similar to the coverage ratio covenant in our credit facilities.

Net debt to EBITDA – excluding restructuring and other costs was 3.9 times as at March 31, 2025, compared to 3.8 times one year earlier. The effect of the increase in net debt levels, primarily due to spectrum acquisitions and business acquisitions, exceeded the effect of growth in EBITDA – excluding restructuring and other costs; net debt levels were already elevated in the current and comparative periods due to our spectrum acquisitions and business acquisitions.

The earnings coverage ratio for the twelve-month period ended March 31, 2025, was 2.1 times, up from 1.8 times one year earlier. An increase in income before borrowing costs and income taxes raised the ratio by 0.6 and an increase in borrowing costs lowered the ratio by 0.3. The EBITDA – excluding restructuring and other costs interest coverage ratio for the twelve-month period ended March 31, 2025, was 5.3 times, down from 5.6 times one year earlier. Growth in EBITDA – excluding restructuring and other costs increased the ratio by 0.1 and an increase of $84 million in net interest costs decreased the ratio by 0.4.

March 31, 2025 | 11

notes to condensed interim consolidated financial statements	(unaudited)

TELUS Corporation Common Share dividend payout ratio

So as to be consistent with the way we manage our business, our TELUS Corporation Common Share dividend payout ratio is presented as a historical measure calculated as the sum of the dividends declared in the most recent four quarters for TELUS Corporation Common Shares, as recorded in the financial statements, net of dividend reinvestment plan effects (see Note 13), divided by the sum of free cash flow* amounts for the most recent four quarters for interim reporting periods (divided by annual free cash flow if the reported amount is in respect of a fiscal year). The historical measure for the twelve-month period ended March 31, 2025, is presented for illustrative purposes in evaluating our objective range.

For the 12-month periods ended March 31	Objective	2025	2024
Determined using most comparable IFRS Accounting Standards measures
Ratio of TELUS Corporation Common Share dividends declared to cash provided by operating activities – less capital expenditures		96%	116%
Determined using management measures
TELUS Corporation Common Share dividend payout ratio – net of dividend reinvestment plan effects	60%–75% [1]	76%	90%

1	Our objective range for the TELUS Corporation Common Share dividend payout ratio is 60%-75% of free cash flow on a prospective basis.

Our calculation of TELUS Corporation Common Share dividends declared, net of dividend reinvestment plan effects, is as follows:

For the 12-month periods ended March 31 (millions)	2025	2024
TELUS Corporation Common Share dividends declared	$2,370	$2,159
Amount of TELUS Corporation Common Share dividends declared reinvested in TELUS Corporation Common Shares	(791)	(692)
TELUS Corporation Common Share dividends declared – net of dividend reinvestment plan effects	$1,579	$1,467

Our calculation of free cash flow, and its reconciliation to cash provided by operating activities, is as follows:

For the 12-month periods ended March 31 (millions)	Note	2025	2024
EBITDA	5	$6,946	$6,448
Restructuring and other costs, net of disbursements		(59)	110
Effects of contract asset, acquisition and fulfilment and TELUS Easy Payment mobile device financing		(207)	(141)
Effect of lease principal	31(b)	(676)	(586)
Items from the Consolidated statements of cash flows:
Share-based compensation, net of employee share purchase plan cash outflows	14	177	113
Net employee defined benefit plans expense	15	71	74
Employer contributions to employee defined benefit plans		(19)	(27)
Loss from equity accounted investments		13	31
Interest paid		(1,367)	(1,244)
Interest received		27	30
Capital expenditures (excluding acquisition from related party)		(2,404)	(2,834)
Capital expenditure for acquisition from related party		(93)	—
Related party construction credit facility repayment made concurrent with capital expenditure for acquisition from related party		94	—
Free cash flow before income taxes		2,503	1,974
Income taxes paid, net of refunds		(432)	(342)
Free cash flow		2,071	1,632
Add (deduct):
Capital expenditures	5	2,497	2,834
Effect of lease principal		676	586
Net change in non-cash operating working capital not included in preceding line items and other individually immaterial items included in net income neither providing nor using cash		(270)	(364)
Cash provided by operating activities		$4,974	$4,688

* Free cash flow is not a standardized financial measure under IFRS Accounting Standards and might not be comparable to similar measures presented by other issuers; we define free cash flow as EBITDA (operating revenues and other income less goods and services purchased and employee benefits expense) excluding items that we consider to be of limited predictive value, including certain working capital changes (such as trade receivables and trade payables), proceeds from divested assets, and other sources and uses of cash, as found in the consolidated statements of cash flows. We have issued guidance on, and report, free cash flow because it is a key performance measure that management and investors use to evaluate the performance of our business.

12 | March 31, 2025

notes to condensed interim consolidated financial statements	(unaudited)

4	financial instruments

(a)	Credit risk

Excluding credit risk, if any, arising from currency swaps settled on a gross basis, the best representation of our maximum exposure (excluding income tax effects) to credit risk, which is a worst-case scenario and does not reflect results we expect, is set out in the following table.

As at (millions)	March 31, 2025	December 31, 2024
Cash and temporary investments, net	$1,014	$869
Accounts receivable	4,126	4,319
Contract assets	773	790
Derivative assets	164	178
	$6,077	$6,156

Cash and temporary investments, net

Credit risk associated with cash and temporary investments is managed by ensuring that these financial assets are placed with: governments; major financial institutions that have been accorded strong investment grade ratings by a primary rating agency; and/or other creditworthy counterparties. An ongoing review evaluates changes in the status of counterparties.

Accounts receivable

Credit risk associated with accounts receivable is inherently managed through the size and diversity of our large customer base, which encompasses substantially all consumer and business sectors in Canada. A program of credit evaluations of customers is followed and the amount of credit extended is limited when we deem it to be necessary. Accounts are considered to be past due (in default) when customers have failed to make the contractually required payments when due, which is generally within 30 days of the billing date. Any late payment charges are levied at an industry-based market rate or a negotiated rate on outstanding non-current customer account balances.

Customer accounts receivable, net of allowance for doubtful accounts

As at (millions)	Note	Gross	Allowance	Net [1]
March 31, 2025
Less than 30 days past billing date		$992	$(22)	$970
30-60 days past billing date		350	(18)	332
61-90 days past billing date		110	(21)	89
More than 90 days past billing date		201	(45)	156
Unbilled customer finance receivables		1,625	(33)	1,592
		$3,278	$(139)	$3,139
Current [2]	6(b)	$2,636	$(125)	$2,511
Non-current [3]	20	642	(14)	628
		$3,278	$(139)	$3,139
December 31, 2024
Less than 30 days past billing date		$975	$(20)	$955
30-60 days past billing date		504	(18)	486
61-90 days past billing date		147	(20)	127
More than 90 days past billing date		202	(42)	160
Unbilled customer finance receivables		1,661	(34)	1,627
		$3,489	$(134)	$3,355
Current [2]	6(b)	$2,844	$(119)	$2,725
Non-current [3]	20	645	(15)	630
		$3,489	$(134)	$3,355

1	Net amounts represent customer accounts receivable for which an allowance had not been made as at the dates of the Consolidated statements of financial position (see Note 6(b)).
2	Presented in the Consolidated statements of financial position as Accounts receivable.
3	Presented in the Consolidated statements of financial position as Other long-term assets.

We maintain allowances for lifetime expected credit losses related to doubtful accounts. Factors considered when determining allowances for past-due accounts include: current economic conditions (including forward-looking macroeconomic data); historical information (including credit agency reports, if available); reasons for the accounts being past due; and the line of business from which the customer accounts receivable originated. These factors are also considered when determining whether to write off amounts charged to the allowance for doubtful accounts against the customer accounts receivable. The doubtful accounts expense is calculated on a specific-identification basis for customer accounts receivable balances above a specific threshold and on a statistically derived allowance basis for the remainder. No customer accounts receivable are written off directly to the doubtful accounts expense; the doubtful accounts expense is included in the Consolidated statements of income and other comprehensive income as Goods and services purchased.

March 31, 2025 | 13

notes to condensed interim consolidated financial statements	(unaudited)

The following table presents a summary of the activity related to our allowance for doubtful accounts.

	Three months
Periods ended March 31 (millions)	2025	2024
Balance, beginning of period	$134	$117
Additions (doubtful accounts expense)	49	34
Accounts written off [1] less than recoveries	(48)	(27)
Other	4	(3)
Balance, end of period	$139	$121

1	For the three-month periods ended March 31, 2025, accounts that were written off but were still subject to enforcement activity totalled $65 (2024 – $52).

Contract assets

Credit risk associated with contract assets is inherently managed through the size and diversity of our large customer base, which encompasses substantially all consumer and business sectors in Canada. A program of credit evaluations of customers is followed and the amount of credit extended is limited when we deem it to be necessary.

Contract assets, net of impairment allowance

As at (millions)	Gross	Allowance	Net (Note 6(c))
March 31, 2025
To be billed and thus reclassified to accounts receivable during:
The 12-month period ending one year hence	$626	$(17)	$609
The 12-month period ending two years hence	264	(7)	257
Thereafter	48	(1)	47
	$938	$(25)	$913
December 31, 2024
To be billed and thus reclassified to accounts receivable during:
The 12-month period ending one year hence	$634	$(20)	$614
The 12-month period ending two years hence	287	(9)	278
Thereafter	48	(1)	47
	$969	$(30)	$939

We maintain allowances for lifetime expected credit losses related to contract assets. Factors considered when determining allowances include: current economic conditions; historical information (including credit agency reports, if available); and the line of business from which the contract assets originated. These same factors are considered when determining whether to write off amounts charged to the impairment allowance for contract assets against contract assets.

Derivative assets (and derivative liabilities)

Counterparties to our material foreign exchange derivatives are major financial institutions that have been accorded investment grade ratings by a primary credit rating agency. Credit exposure to any single financial institution is limited and counterparties’ credit ratings are monitored. We do not give or receive collateral on swap agreements and hedging items due to our credit rating and those of our counterparties. While we are exposed to the risk of credit losses due to the potential non-performance of our counterparties, we consider this risk remote. Our derivative liabilities do not have credit risk-related contingent features.

(b)	Liquidity risk

As a component of our capital structure financial policies, discussed further in Note 3, we manage liquidity risk by:

•	maintaining a daily cash pooling process that enables us to manage our available liquidity and our liquidity requirements according to our actual needs;
•	maintaining a short-term borrowing agreement associated with trade receivables and unbilled customer finance receivables (Note 22), bilateral bank facilities (Note 22), a supply chain financing program (Note 23), a commercial paper program (Note 26(c)) and syndicated credit facilities (Note 26(d), (e));
•	maintaining in-effect shelf prospectuses;
•	continuously monitoring forecast and actual cash flows; and
•	managing maturity profiles of financial assets and financial liabilities.

Our debt maturities in future years are disclosed in Note 26(i). As at March 31, 2025, unchanged from December 31, 2024, TELUS Corporation could offer an unlimited amount of securities in Canada, and US$3.5 billion of securities in the United States, qualified pursuant to a Canadian shelf prospectus effective until September 2026, unchanged from December 31, 2024. We believe our investment grade credit ratings contribute to reasonable access to capital markets. TELUS Digital Experience has a Canadian shelf prospectus effective until June 2026, unchanged from December 31, 2024, under which an unlimited amount of debt or equity securities could be offered.

14 | March 31, 2025

notes to condensed interim consolidated financial statements	(unaudited)

We closely match the contractual maturities of our derivative financial liabilities with those of the risk exposures they are being used to manage.

The expected maturities of our undiscounted financial liabilities do not differ significantly from the contractual maturities, other than as noted in the accompanying tables. The contractual maturities of our undiscounted financial liabilities, including interest thereon (where applicable), are set out in the accompanying tables.

	Non-derivative				Derivative
			Composite long-term debt
	Non-interest bearing financial	Short-term	Long-term debt, excluding leases [1]	Leases	Currency swap agreement amounts to be exchanged			Currency swap agreement amounts to be exchanged [3]
As at March 31, 2025 (millions)	liabilities	borrowings [1]	(Note 26)	(Note 26)	(Receive) [2]	Pay	Other	(Receive)	Pay	Total
2025 (remainder of year)	$2,746	$45	$3,202	$633	$(2,353)	$2,300	$4	$(854)	$835	$6,558
2026	304	60	2,545	717	(236)	209	7	(141)	139	3,604
2027	101	1,356	2,676	594	(1,803)	1,656	2	—	—	4,582
2028	64	—	4,200	392	(616)	604	—	—	—	4,644
2029	8	—	2,140	276	(124)	116	—	—	—	2,416
2030 - 2034	9	—	10,823	527	(1,806)	1,617	15	—	—	11,185
Thereafter	—	—	11,898	461	(2,940)	2,662	26	—	—	12,107
Total	$3,232	$1,461	$37,484	$3,600	$(9,878)	$9,164	$54	$(995)	$974	$45,096

			Total (Note 26(i))			$40,370

1	Cash outflows in respect of interest payments on our short-term borrowings, commercial paper and amounts drawn under our credit facilities (if any) have been calculated based upon the interest rates and, if applicable, foreign exchange rates, in effect as at March 31, 2025.
2	The amounts included in undiscounted non-derivative long-term debt in respect of U.S. dollar-denominated long-term debt, and the corresponding amounts in the long-term debt currency swap receive column, have been determined based upon the foreign exchange rates in effect as at March 31, 2025. The hedged U.S. dollar-denominated long-term debt contractual amounts at maturity, in effect, are reflected in the long-term debt currency swap pay column as gross cash flows are exchanged pursuant to the currency swap agreements.
3	The amounts included in undiscounted short-term borrowings in respect of U.S. dollar-denominated short-term borrowings, and the corresponding derivative liability amounts, if any, included in the currency swap pay column amounts, have been determined based upon the foreign exchange rates in effect as at March 31, 2025. The derivative liability hedging amounts, if any, for the hedged U.S. dollar-denominated short-term borrowings contractual amounts are included in the currency swap pay column amounts as net cash flows are exchanged pursuant to the currency swap agreements.

	Non-derivative				Derivative

			Composite long-term debt
	Non-interest bearing financial	Short-term	Long-term debt, excluding leases [1]	Leases	Currency swap agreement amounts to be exchanged		Currency swap agreement amounts to be exchanged [3]
As at December 31, 2024 (millions)	liabilities	borrowings [1]	(Note 26)	(Note 26)	(Receive) [2]	Pay	(Receive)	Pay	Total
2025	$3,228	$40	$3,629	$837	$(1,670)	$1,601	$(707)	$685	$7,643
2026	233	40	2,544	700	(234)	207	—	—	3,490
2027	103	942	2,677	550	(1,802)	1,654	—	—	4,124
2028	64	—	4,234	349	(617)	585	—	—	4,615
2029	8	—	2,141	249	(125)	116	—	—	2,389
2030 - 2034	9	—	10,825	484	(1,808)	1,617	—	—	11,127
Thereafter	—	—	11,902	408	(2,942)	2,662	—	—	12,030
Total	$3,645	$1,022	$37,952	$3,577	$(9,198)	$8,442	$(707)	$685	$45,418

			Total			$40,773

1	Cash outflows in respect of interest payments on our short-term borrowings, commercial paper and amounts drawn under our credit facilities (if any) have been calculated based upon the interest rates and, if applicable, foreign exchange rates in effect as at December 31, 2024.
2	The amounts included in undiscounted non-derivative long-term debt in respect of U.S. dollar-denominated long-term debt, and the corresponding amounts in the long-term debt currency swap receive column, have been determined based upon the foreign exchange rates in effect as at December 31, 2024. The hedged U.S. dollar-denominated long-term debt contractual amounts at maturity, in effect, are reflected in the long-term debt currency swap pay column as gross cash flows are exchanged pursuant to the currency swap agreements.
3	The amounts included in undiscounted short-term borrowings in respect of U.S. dollar-denominated short-term borrowings, and the corresponding derivative liability amounts, if any, included in the currency swap pay column amounts, have been determined based upon the foreign exchange rates in effect as at December 31, 2024. The derivative liability hedging amounts, if any, for the hedged U.S. dollar-denominated short-term borrowings contractual amounts are included in the currency swap pay column amounts as net cash flows are exchanged pursuant to the currency swap agreements.

(c)	Market risks

Net income and other comprehensive income for the three-month periods ended March 31, 2025 and 2024, could have varied if the Canadian dollar: U.S. dollar exchange rate, the U.S. dollar: European euro exchange rate, market interest rates and virtual power purchase agreement forward element valuation varied by reasonably possible amounts from their actual statement of financial position date amounts.

March 31, 2025 | 15

notes to condensed interim consolidated financial statements	(unaudited)

Our sensitivity analysis for currency risk exposure has been determined based upon a hypothetical change taking place at the relevant statement of financial position date. We used the U.S. dollar-denominated and European euro-denominated balances and the notional amounts of our derivative financial instruments as at the relevant statement of financial position dates in these calculations.

The sensitivity analysis of our exposure to interest rate risk has been determined based upon a hypothetical change taking place at the beginning of the relevant fiscal year and being held constant through to the statement of financial position date. We used the principal and notional amounts as at the relevant statement of financial position dates in these calculations.

The sensitivity analysis of our exposure to wind discount risk and solar premium risk is based upon a hypothetical change taking place at the relevant statement of financial position date. The notional amounts of the virtual power purchase agreements as at the relevant statement of financial position dates have been used in these calculations.

In the sensitivity analysis, we reflected income tax expense on a net basis, calculated using the applicable statutory income tax rates for the reporting periods.

	Net income		Other comprehensive income		Comprehensive income
Three-month periods ended March 31 (increase (decrease) in millions)	2025	2024	2025	2024	2025	2024
Reasonably possible changes in market risks [1]
10% change in C$: US$ exchange rate
Canadian dollar appreciates	$(6)	$(11)	$93	$107	$87	$96
Canadian dollar depreciates	$6	$11	$(93)	$(107)	$(87)	$(96)
10% change in US$: € exchange rate
U.S. dollar appreciates	$15	$13	$(72)	$(68)	$(57)	$(55)
U.S. dollar depreciates	$(15)	$(13)	$72	$68	$57	$55
25 basis point change in interest rates
Interest rates increase
Canadian interest rate	$(2)	$(5)	$76	$74	$74	$69
U.S. interest rate	$—	$—	$(64)	$(70)	$(64)	$(70)
Combined	$(2)	$(5)	$12	$4	$10	$(1)
Interest rates decrease
Canadian interest rate	$2	$5	$(79)	$(77)	$(77)	$(72)
U.S. interest rate	$—	$—	$67	$73	$67	$73
Combined	$2	$5	$(12)	$(4)	$(10)	$1
20 basis point change in wind discount (Note 2(a))
Wind discount increases	$—	$(40)	$(19)	$—	$(19)	$(40)
Wind discount decreases	$—	$40	$19	$—	$19	$40
20 basis point change in solar premium (Note 2(a))
Solar premium increases	$—	$24	$11	$—	$11	$24
Solar premium decreases	$—	$(24)	$(11)	$—	$(11)	$(24)

1

These sensitivities are hypothetical and should be used with caution. Changes in net income and/or other comprehensive income generally cannot be extrapolated because the relationship of the change in assumption to the change in net income and/or other comprehensive income may not be linear. In this table, the effect of a variation in a particular assumption on the amount of net income and/or other comprehensive income is calculated without changing any other factors; in reality, changes in one factor may result in changes in another, which might magnify or counteract the sensitivities.

The sensitivity analysis assumes that we would realize the changes in exchange rates, market interest rates, wind discount and solar premium; in reality, the competitive marketplaces in which we operate would have an effect on this assumption.

(d)	Fair values

General

The carrying values of cash and temporary investments, accounts receivable, short-term obligations, short-term borrowings, accounts payable and certain provisions (including restructuring provisions) approximate their fair values due to their immediate or short-term maturity. The fair values are determined directly by reference to quoted market prices in active markets.

The fair values of our investment financial assets are based on quoted market prices in active markets or other clear and objective evidence of fair value.

The fair value of our long-term debt, excluding leases, is based on quoted market prices in active markets.

For derivative financial instruments used to manage our exposure to currency risk, we estimated their fair values based on either quoted market prices in active markets for the same or similar financial instruments or the current rates offered to us for financial instruments of the same maturity, as well as discounted future cash flows determined using current rates for similar financial instruments of similar maturities subject to similar risks (such fair value estimates being largely based on the Canadian dollar: U.S. dollar forward exchange rate as at the statements of financial position dates). The fair values of the derivative financial instruments we use to manage our exposure to price risk associated with the purchase of nature-dependent electricity are currently estimated using a discounted cash flow approach and are based on industry-standard forecasts from EDC Associates Ltd. utilizing observable market data. The significant unobservable inputs used in the fair value measurement of the Level 3 derivative financial instruments were wind discount, reflecting 76% (December 31, 2024 – 76%) of the Alberta Interconnected Electrical System pool price, and solar premium, reflecting 108% (December 31, 2024 – 108%) of the Alberta Interconnected Electrical System pool price.

16 | March 31, 2025

notes to condensed interim consolidated financial statements	(unaudited)

Derivative

The derivative financial instruments that we measure at fair value on a recurring basis subsequent to initial recognition are set out in the following table.

		March 31, 2025				December 31, 2024
As at ($ in millions except price or rate)	Designation	Maximum maturity date	Notional amount	Fair value [1] and carrying value	Price or rate	Maximum maturity date	Notional amount	Fair value [1] and carrying value	Price or rate
Current derivative assets [2]
Derivatives used to manage currency risk associated with
U.S. dollar-denominated transactions	HFT [4]	2026	$122	$2	US$1.00: ₱58	2025	$43	$—	US$1.00: ₱58
U.S. dollar-denominated transactions	HFT [4]	2025	$72	1	US$1.00: C$1.43	2025	$72	1	US$1.00: C$1.43
U.S. dollar-denominated purchases	HFH [3]	2026	$527	15	US$1.00: C$1.39	2025	$410	20	US$1.00: C$1.36
U.S. dollar-denominated debt (Notes 22, 26(c))	HFH [3]	2025	$3,010	28	US$1.00: C$1.42	2025	$1,201	31	US$1.00: C$1.40
European euro functional currency operations purchased with U.S. dollar-denominated long-term debt [7] (Note 26(e))	HFH [5]	2028	$47	14	€1.00: US$1.09	2028	$46	13	€1.00: US$1.09
Derivatives used to manage interest rate risk associated with
Non-fixed rate credit facility amounts drawn (Note 26(e))	HFH [3]	2028	$12	1	3.5%	2028	$12	—	3.5%
				$61				$65
Other long-term assets [2] (Note 20)
Derivatives used to manage currency risk associated with
U.S. dollar-denominated long-term debt [6] (Note 26(b))	HFH [3]	2032	$3,046	$103	US$1.00: C$1.30	2032	$3,069	$86	US$1.00: C$1.30
European euro functional currency operations purchased with U.S. dollar-denominated long-term debt [7] (Note 26(e))	HFH [5]	—	$—	—	—	2028	$557	24	€1.00: US$1.09
Derivatives used to manage interest rate risk associated with
Non-fixed rate credit facility amounts drawn (Note 26(e))	HFH [3]	2028	$90	—	3.5%	2028	$211	3	3.5%
				$103				$113
Current derivative liabilities [2]
Derivatives used to manage currency risk associated with
U.S. dollar-denominated transactions	HFT [4]	2026	$60	$1	US$1.00: ₱57	2025	$129	$3	US$1.00: ₱57
U.S. dollar-denominated transactions	HFT [4]	2025	$143	2	US$1.00: C$1.43	—	$—	—	—
U.S. dollar-denominated purchases	HFH [3]	2026	$51	—	US$1.00: C$1.43	—	$—	—	—
U.S. dollar-denominated debt (Notes 22, 26(c))	HFH [3]	2025	$436	1	US$1.00: C$1.44	2025	$1,117	2	US$1.00: C$1.44
Derivatives used to manage other price risk associated with
Purchase of electrical power	HFH [3,9]	2047	0.4 TWh [8]	5	$25.66/MWh [8]	2047	0.4 TWh [8]	6	$31.76/MWh [8]
				$9				$11

March 31, 2025 | 17

notes to condensed interim consolidated financial statements	(unaudited)

		March 31, 2025				December 31, 2024
As at ($ in millions except price or rate)	Designation	Maximum maturity date	Notional amount	Fair value [1] and carrying value	Price or rate	Maximum maturity date	Notional amount	Fair value [1] and carrying value	Price or rate
Other long-term liabilities [2] (Note 27)
Derivatives used to manage currency risk associated with
U.S. dollar-denominated long-term debt [6] (Note 26(c))	HFH [3]	2049	$3,378	$71	US$1.00: C$1.32	2049	$3,378	$86	US$1.00: C$1.32
European euro functional currency operations purchased with U.S. dollar-denominated long-term debt [7] (Note 26(e))	HFH [5]	2028	$569	2	€1.00: US$1.09	—	$—	—	—
Derivatives used to manage interest rate risk associated with
Non-fixed rate credit facility amounts drawn (Note 26(e))	HFH [3]	2028	$118	—	3.5%	—	$—	—	—
Derivatives used to manage other price risk associated with
Purchase of electrical power	HFH [3,9]	2047	5.8 TWh [8]	50	$36.47/MWh [8]	2047	6.5 TWh [8]	32	$40.49/MWh [8]
				$123				$118

1	Fair value measured at the reporting date using significant other observable inputs (Level 2), except the fair value of virtual power purchase agreements (which we use to manage the price risk associated with the purchase of electrical power), which is measured at the reporting date using significant unobservable inputs (Level 3). Changes in the fair value of derivative financial instruments classified as Level 3 in the fair value hierarchy were as follows:

	Three months
Periods ended March 31	2025	2024
Unrealized changes in virtual power purchase agreements forward element
Included in net income, excluding income taxes (see (e))	$1	$(66)
Included in other comprehensive income, excluding income taxes (see (e), Note 2(a))	(18)	—
Balance, beginning of period – asset (liability)	(38)	193
Balance, end of period – asset (liability)	$(55)	$127

2	Caption reflects line item where derivative financial instruments are presented in the Consolidated statements of financial position. Derivative financial assets and liabilities are not set off.
3	Designated as held for hedging (HFH) upon initial recognition (cash flow hedging item), except for derivatives uses to manage other price risk associated with the purchase of electrical power which were entered into prior to fiscal 2025 and which were designated as HFH on January 1, 2025 (see Note 2(a)); hedge accounting is applied. Unless otherwise noted, hedge ratio is 1:1 and is established by assessing the degree of matching between the notional amounts of hedging items and the notional amounts of the associated hedged items (variable notional amounts of hedging items and the variable notional amounts of the associated hedged items in respect of virtual power purchase agreements (see Note 2(a)).
4	Designated as held for trading (HFT) and classified as fair value through net income upon initial recognition; hedge accounting is not applied.
5	Designated as a hedge of a net investment in a foreign operation; hedge accounting is applied. Hedge ratio is 1:1 and is established by assessing the degree of matching between the notional amounts of hedging items and the notional amounts of the associated hedged items.
6	We designate only the spot element as the hedging item. As at March 31, 2025, the foreign currency basis spread included in the fair value of the derivative instruments, which is used for purposes of assessing hedge ineffectiveness, was $(38) (December 31, 2024 – $(22)).
7	We designate only the spot element as the hedging item. As at March 31, 2025, the foreign currency basis spread included in the fair value of the derivative instruments, which is used for purposes of assessing hedge ineffectiveness, was $2 (December 31, 2024 – $2).
8	Terawatt hours (TWh) are 1x10[9] kilowatt hours and megawatt hours (MWh) are 1x10[3] kilowatt hours.
9	As at December 31, 2024, these were designated as held for trading. We have implemented new amendments to IFRS Accounting Standards effective January 1, 2025, which newly allow for these to prospectively be designated as held for hedging (see Note 2(a)).

Non-derivative

Our long-term debt, which is measured at amortized cost, and the fair value thereof, are set out in the following table.

	March 31, 2025		December 31, 2024
As at (millions)	Carrying value	Fair value	Carrying value	Fair value
Long-term debt, excluding leases (Note 26)	$25,822	$25,240	$25,972	$25,285

(e)	Recognition of derivative gains and losses

The following table sets out the gains and losses, excluding income tax effects, arising from derivative instruments that are classified as cash flow hedging items and their location within the Consolidated statements of income and other comprehensive income.

18 | March 31, 2025

notes to condensed interim consolidated financial statements	(unaudited)

Credit risk associated with such derivative instruments, as discussed further in (b), would be the primary source of hedge ineffectiveness. Excepting the virtual power purchase agreement derivatives, there was no ineffective portion of the derivative instruments classified as cash flow hedging items for the periods presented. The ineffective portion of the virtual power purchase agreements arises due to them being considered off-market hedging instruments by the transition rules of the amendments to IFRS Accounting Standards in respect of nature-dependent electricity (see Note 2(a)).

	Amount of gain (loss) recognized in other comprehensive income		Gain (loss) reclassified from other comprehensive income to income (effective portion) (Note 11)
	(effective portion) (Note 11)			Amount
Periods ended March 31 (millions)	2025	2024	Location	2025	2024
THREE-MONTH
Derivatives used to manage currency risk associated with
U.S. dollar-denominated purchases	$1	$10	Goods and services purchased	$6	$—
U.S. dollar-denominated debt [1] Notes 22,26(b)-(c)	40	170	Financing costs	(5)	131
Net investment in a foreign operation [2]	(21)	25	Financing costs	5	5
	20	205		6	136
Derivatives used to manage other market risks
Purchase of electrical power Note 2(a)	(16)	—	Goods and services purchased	2	—
Other	(2)	5	Financing costs	—	1
	(18)	5		2	1
	$2	$210		$8	$137

1	Amounts recognized in other comprehensive income are net of the change in the foreign currency basis spread (which is used for purposes of assessing hedge ineffectiveness) included in the fair value of the derivative instruments; such amounts for the three-month periods ended March 31, 2025, totalled $(16) (2024 – $(21)).
2	Amounts recognized in other comprehensive income are net of the change in the foreign currency basis spread (which is used for purposes of assessing hedge ineffectiveness) included in the fair value of the derivative instruments; such amounts for the three-month periods ended March 31, 2025, totalled $NIL (2024 – $NIL).

The following table sets out the ineffectiveness gains and losses included in Goods and services purchased in the Consolidated statements of income and other comprehensive income that arise from derivative instruments that are classified as held for hedging and that are designated as being in a hedging relationship.

		Gain (loss) on derivatives recognized in income
		Three months
Periods ended March 31 (millions)		2025	2024
Derivatives used to manage other market risks (purchase of electrical power)	Note 2(a)	$1	$—

The following table sets out the gains and losses included in Financing costs in the Consolidated statements of income and other comprehensive income that arise from derivative instruments that are classified as held for trading and that are not designated as being in a hedging relationship.

		Gain (loss) on derivatives recognized in income
		Three months
Periods ended March 31 (millions)		2025	2024
Derivatives used to manage currency risk		$1	$(1)
Unrealized changes in virtual power purchase agreements forward element	Note 2(a)	$—	$(66)

March 31, 2025 | 19

notes to condensed interim consolidated financial statements	(unaudited)

5	segment information

General

Operating segments are components of an entity that engage in business activities from which they earn revenues and incur expenses (including revenues and expenses related to transactions with the other component(s)), the operations of which can be clearly distinguished and for which the operating results are regularly reviewed by a chief operating decision-maker to make resource allocation decisions and to assess performance.

The TELUS technology solutions segment includes: network revenues and equipment sales arising from mobile technologies; data revenues (which include internet protocol; television; hosting, managed information technology and cloud-based services; and home and business security and automation); agriculture and consumer goods services (software, data management and data analytics-driven smart-food chain and consumer goods technologies); voice and other telecommunications services revenues; and equipment sales.

We embarked upon the modification of our internal and external reporting processes, systems and internal controls arising from the acquisition, and ongoing integration, of LifeWorks Inc.; commencing with the three-month period ended March 31, 2025, we have transitioned to our new segmented reporting structure and have restated comparative amounts on a comparable basis. The TELUS health segment includes: healthcare services, software and technology solutions (including employee and family assistance programs and benefits administration).

The TELUS digital experience segment, which has the U.S. dollar as its primary functional currency, includes key service lines provided by our TELUS International (Cda) Inc. subsidiary: customer experience management; digital solutions; artificial intelligence and data solutions; and trust, safety and security.

Intersegment sales are recorded at the exchange value, which is the amount agreed to by the parties.

The segment information regularly reported to our Chief Executive Officer (our chief operating decision-maker), and the reconciliation thereof to our products and services view of revenues, other revenues and income before income taxes, are set out in the following table.

20 | March 31, 2025

notes to condensed interim consolidated financial statements	(unaudited)

	TELUS technology solutions								TELUS digital
	Mobile		Fixed		Segment total		TELUS health		experience		Eliminations		Total
Three-month periods ended March 31 (millions)	2025	2024	2025	2024 (restated*)	2025	2024 (restated*)	2025	2024	2025	2024	2025	2024 (restated*)	2025	2024
Operating revenues
External revenues Service	$1,757	$1,767	$1,507	$1,464	$3,264	$3,231	$470	$416	$709	$682	$—	$—	$4,443	$4,329
Equipment	499	460	75	73	574	533	1	4	—	—	—	—	575	537
Revenues arising from contracts with customers	$2,256	$2,227	$1,582	$1,537	3,838	3,764	471	420	709	682	—	—	5,018	4,866

			Other income (Note 7)		39	27	—	—	—	39	—	—	39	66
					3,877	3,791	471	420	709	721	—	—	5,057	4,932
			Intersegment revenues		6	5	2	2	253	203	(261)	(210)	—	—
					$3,883	$3,796	$473	$422	$962	$924	$(261)	$(210)	$5,057	$4,932
			EBITDA [1]		$1,570	$1,416	$67	$35	$120	$197	$(13)	$(10)	$1,744	$1,638
			Restructuring and other costs included in EBITDA (Note 16)		79	184	9	24	9	10	—	—	97	218
			Adjusted EBITDA [1]		$1,649	$1,600	$76	$59	$129	$207	$(13)	$(10)	$1,841	$1,856
			Capital expenditures [2]		$515	$663	$44	$44	$41	$26	$(13)	$(8)	$587	$725
			Adjusted EBITDA less capital expenditures [1]		$1,134	$937	$32	$15	$88	$181	$—	$(2)	$1,254	$1,131
			Operating revenues – external, other income and intersegment (above)		$3,883	$3,796	$473	$422	$962	$924	$(261)	$(210)	$5,057	$4,932
			Goods and services purchased		1,726	1,671	189	181	180	154	(248)	(196)	1,847	1,810
			Employee benefits expense		587	709	217	206	662	573	—	(4)	1,466	1,484
			EBITDA (above)		1,570	1,416	67	35	120	197	(13)	(10)	1,744	1,638
			Depreciation		529	621	13	23	50	46	—	—	592	690
			Amortization of intangible assets		240	223	94	90	66	60	—	—	400	373
			Operating income (loss)		$801	$572	$(40)	$(78)	$4	$91	$(13)	$(10)	752	575

											Financing costs		344	394
											Income before income taxes		$408	$181

*	As required by IFRS Accounting Standards, comparative amounts have been restated to conform with the reportable segments presented in the current period. The currently reported TELUS health results were previously included with the TELUS technology solutions’ “Fixed” and “Segment total” results.

1	Earnings before interest, income taxes, depreciation and amortization (EBITDA), both unadjusted and adjusted, are not standardized financial measures under IFRS Accounting Standards and may not be comparable to similar measures disclosed by other issuers (including those disclosed by TELUS Digital Experience); we define EBITDA as operating revenues and other income less goods and services purchased and employee benefits expense. We calculate adjusted EBITDA to exclude items that do not reflect our ongoing operations and, in our opinion, should not be considered in a long-term valuation metric or included in an assessment of our ability to service or incur debt. We report EBITDA, adjusted EBITDA and adjusted EBITDA less capital expenditures because they are key measures that management uses to evaluate the performance of our business, and EBITDA is also utilized in determining compliance with certain debt covenants.
2	See Note 31(a) for a reconciliation of capital asset additions, excluding spectrum licences, to cash payments for capital assets, excluding spectrum licences, reported in the Consolidated statements of cash flows.

March 31, 2025 | 21

notes to condensed interim consolidated financial statements	(unaudited)

6	revenue from contracts with customers

(a)	Revenues

In the determination of the minimum transaction prices in contracts with customers, amounts are allocated to fulfilling, or the completion of fulfilling, future contracted performance obligations, which are largely in respect of services to be provided over the duration of the contract. The following table sets out our aggregate estimated minimum transaction prices allocated to remaining unfulfilled, or partially unfulfilled, future contracted performance obligations and the timing of when we might expect to recognize the associated revenues; actual amounts could differ from these estimates due to a variety of factors, including the unpredictable nature of: customer behaviour; industry regulation; the economic environments in which we operate; and competitor behaviour.

As at (millions)	March 31, 2025	December 31, 2024
Estimated minimum transaction price allocated to remaining unfulfilled, or partially unfulfilled, performance obligations to be recognized as revenue in a future period [1,2]
During the 12-month period ending one year hence	$2,378	$2,408
During the 12-month period ending two years hence	969	976
Thereafter	126	116
	$3,473	$3,500

1	Excludes constrained variable consideration amounts, amounts arising from contracts originally expected to have a duration of one year or less and, as a permitted practical expedient, amounts arising from contracts that are not affected by revenue recognition timing differences arising from transaction price allocation or from contracts under which we may recognize and bill revenue in an amount that corresponds directly with our completed performance obligations.
2	IFRS Accounting Standards require the explanation of when we might expect to recognize as revenue the amounts disclosed as the estimated minimum transaction price allocated to remaining unfulfilled, or partially unfulfilled, performance obligations. The estimated amounts disclosed are based upon contractual terms and maturities. Actual minimum transaction price revenues recognized, and the timing thereof, will differ from these estimates primarily due to the frequency with which the actual durations of contracts with customers do not match their contractual maturities.

(b)	Accounts receivable

As at (millions)	Note	March 31, 2025	December 31, 2024
Customer accounts receivable		$2,636	$2,844
Allowance for doubtful accounts	4(a)	(125)	(119)
Billed customer accounts receivable, net of allowance for doubtful accounts		2,511	2,725
Accrued receivables – customer		630	604
Billed and unbilled customer accounts receivable, net of allowance for doubtful accounts		3,141	3,329
Accrued receivables – other		357	360
Accounts receivable – current		$3,498	$3,689

(c)	Contract assets

		Three months
Periods ended March 31 (millions)	Note	2025	2024
Balance, beginning of period		$939	$898
Net additions arising from operations		378	353
Amounts billed in the period and thus reclassified to accounts receivable		(409)	(390)
Change in impairment allowance, net	4(a)	5	5
Other		—	1
Balance, end of period [1]		$913	$867

Reconciliation of contract assets presented in the Consolidated statements of financial position – current
Gross contract assets		$609	$579
Reclassification to contract liabilities of contracts with contract assets less than contract liabilities	24	(17)	(13)
Reclassification from contract liabilities of contracts with contract liabilities less than contract assets	24	(123)	(132)
		$469	$434

1	Timing of amounts to be billed and thus reclassified to accounts receivable is set out in Note 4(a).

22 | March 31, 2025

notes to condensed interim consolidated financial statements	(unaudited)

7	other income

		Three months
Periods ended March 31 (millions)	Note	2025	2024
Lease and other sublease revenue		$4	$1
Gain on contributions of real estate to joint ventures	21(a)	8	34
Investment income (loss), gain (loss) on disposal of assets and other		17	(10)
Interest income	21(a)	—	2
Changes in provisions related to business combinations	25	10	39
		$39	$66

8	employee benefits expense

		Three months
Periods ended March 31 (millions)	Note	2025	2024
Employee benefits expense – gross
Wages and salaries		$1,418	$1,388
Share-based compensation [1]	14	50	34
Pensions – defined benefit	15(a)	15	17
Pensions – defined contribution	15(b)	31	27
Restructuring costs [1]	16(a)	57	120
Employee health and other benefits		69	67
		1,640	1,653
Capitalized internal labour costs, net
Contract acquisition costs	20
Capitalized		(35)	(28)
Amortized		24	23
Contract fulfilment costs	20
Capitalized		(6)	(7)
Amortized		2	1
Property, plant and equipment		(80)	(89)
Intangible assets subject to amortization		(79)	(69)
		(174)	(169)
		$1,466	$1,484

1	For the three-month periods ended March 31, 2025, $NIL (2024 – $4) of share-based compensation in the TELUS technology solutions segment was included in restructuring costs.

9	financing costs

		Three months
Periods ended March 31 (millions)	Note	2025	2024
Interest expense
From transactions that only involve the raising of finance
Long-term debt, excluding lease liabilities and other
Gross		$284	$295
Capitalized [1]	18 (a)	(9)	—
Net		275	295
Short-term borrowings and other		17	1
		292	296
From transactions that do not only involve the raising of finance
Long-term debt – lease liabilities	19, 26(h)	41	40
Long-term debt – other	26 (g)	6	2
Employee defined benefit plans net interest	15	3	2
Accretion on provisions	25	7	8
		57	52
		349	348
Other
Foreign exchange		—	(9)
Unrealized changes in virtual power purchase agreements forward element	2 (a)	—	66
		349	405
Interest income		(5)	(11)
		$344	$394
Net interest cost	3	$350	$326
Interest expense on long-term debt, excluding lease liabilities and other – capitalized [1]		(9)	—
Employee defined benefit plans net interest		3	2
Unrealized changes in virtual power purchase agreements forward element		—	66
		$344	$394

1	Interest on long-term debt, excluding lease liabilities, at a composite rate of 5.3% (2024 – 3.1%) was capitalized to intangible assets with indefinite lives during the period.

March 31, 2025 | 23

notes to condensed interim consolidated financial statements	(unaudited)

10	income taxes

Expense composition and rate reconciliation

	Three months
Periods ended March 31 (millions)	2025	2024
Current income tax expense
For the current reporting period	$117	$138
Adjustments recognized in the current period for income taxes of prior periods	(5)	—
Pillar Two global minimum tax	1	1
	113	139
Deferred income tax expense
Arising from the origination and reversal of temporary differences	(6)	(98)
	$107	$41

Our income tax expense and effective income tax rate differ from those computed by applying the applicable statutory rates for the following reasons:

Three-month periods ended March 31 ($ in millions)	2025		2024
Income taxes computed at applicable statutory rates	$101	24.8%	$41	22.9%
Adjustments recognized in the current period for income taxes of prior periods	(5)	(1.2)	—	—
Pillar Two global minimum tax	1	0.2	1	0.6
(Non-taxable) non-deductible amounts, net	(1)	(0.2)	(11)	(6.1)
Withholding and other taxes	9	2.2	7	3.9
Losses not recognized	1	0.2	1	0.6
Foreign tax differential	(1)	(0.2)	(2)	(1.1)
Other	2	0.4	4	2.1
Income tax expense per Consolidated statements of income and other comprehensive income	$107	26.2%	$41	22.9%

24 | March 31, 2025

notes to condensed interim consolidated financial statements	(unaudited)

11	other comprehensive income

		Three-month period ended March 31, 2024					Three-month period ended March 31, 2025
(millions)	Note	Accumulated balance, beginning of period	Amount arising	Income taxes	Net	Accumulated balance, end of period	Accumulated balance, beginning of period	Amount arising	Income taxes	Net	Accumulated balance, end of period
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges	4(e)
Derivatives used to manage currency risk
Unrealized gains (losses) arising			$205	$34				$20	$11
Realized (gains) losses reclassified to net income			(136)	(21)				(6)	(1)
		$(158)	69	13	$56	$(102)	$(260)	14	10	$4	$(256)
Derivatives used to manage other market risks	2(a)
Unrealized gains (losses) arising			5	1				(18)	(4)
Realized (gains) losses reclassified to net income			(1)	—				(2)	(1)
		(2)	4	1	3	1	(1)	(20)	(5)	(15)	(16)
Total		(160)	73	14	59	(101)	(261)	(6)	5	(11)	(272)
Cumulative foreign currency translation adjustment		36	24	—	24	60	169	60	—	60	229
Item never reclassified to income
Change in measurement of investment financial assets
Unrealized gains (losses) arising			2	1				2	—
Realized gains (losses)			—	—				3	1
		78	2	1	1	79	58	5	1	4	62
Accumulated other comprehensive income (loss)		$(46)	99	15	84	$38	$(34)	59	6	53	$19
Attributable to:
Common Shares		$(44)				$20	$(105)				$(61)
Non-controlling interests		(2)				18	71				80
		$(46)				$38	$(34)				$19
Item never reclassified to income
Employee defined benefit plan re-measurements	15(a)		47	12	35			(1)	—	(1)
Other comprehensive income (loss)			$146	27	$119			$58	6	$52

March 31, 2025 | 25

notes to condensed interim consolidated financial statements	(unaudited)

12	per share amounts

Basic net income per Common Share is calculated by dividing net income attributable to Common Shares by the total weighted average number of Common Shares outstanding during the period. Diluted net income per Common Share is calculated to give effect to share option awards and restricted share unit awards.

The following table presents reconciliations of the denominators of the basic and diluted per share computations. Net income was equal to diluted net income for all periods presented.

	Three months
Periods ended March 31 (millions)	2025	2024
Basic total weighted average number of Common Shares outstanding	1,514	1,476
Effect of dilutive securities – Restricted share units	2	2
Diluted total weighted average number of Common Shares outstanding	1,516	1,478

For the three-month periods ended March 31, 2025 and 2024, no outstanding equity-settled restricted share unit awards were excluded in the calculation of diluted income per Common Share. For the three-month periods ended March 31, 2025, 1 million (2024 – approximately 1 million) TELUS Corporation share option awards were excluded in the calculation of diluted income per Common Share.

13	dividends per share

(a)	TELUS Corporation Common Share dividends declared

Three-month periods ended March 31 (millions except per share amounts)
TELUS Corporation	Declared		Paid to
Common Share dividends	Effective	Per share	shareholders	Total
2025
Quarter 1 dividend	Mar. 11, 2025	$0.4023	Apr. 1, 2025	$610
2024
Quarter 1 dividend	Mar. 11, 2024	$0.3761	Apr. 1, 2024	$554

On May 8, 2025, the Board of Directors declared a quarterly dividend of $0.4163 per share on issued and outstanding TELUS Corporation Common Shares payable on July 2, 2025, to holders of record at the close of business on June 10, 2025. The final amount of the dividend payment depends upon the number of TELUS Corporation Common Shares issued and outstanding at the close of business on June 10, 2025.

(b)	Dividend Reinvestment and Share Purchase Plan

We have a Dividend Reinvestment and Share Purchase Plan under which eligible holders of TELUS Corporation Common Shares may acquire additional TELUS Corporation Common Shares by reinvesting dividends and by making additional optional cash payments to the trustee. Under this plan, we have the option of offering TELUS Corporation Common Shares from Treasury or having the trustee acquire TELUS Corporation Common Shares in the stock market. At our discretion, under the plan, we may offer TELUS Corporation Common Shares at a discount of up to 5% from the market price. Effective with our dividends paid October 1, 2019, we have offered TELUS Corporation Common Shares from Treasury at a discount of 2%. During the three-month periods ended March 31, 2025, eligible shareholders who participated in the plan elected to reinvest dividends declared of $191 million (2024 – $110 million).

26 | March 31, 2025

notes to condensed interim consolidated financial statements	(unaudited)

14	share-based compensation

(a)	Details of share-based compensation expense

Included in Employee benefits expense in the Consolidated statements of income and other comprehensive income, and in Cash provided by operating activities in the Consolidated statements of cash flows, are the share-based compensation amounts set out in the accompanying table.

		2025			2024
Periods ended March 31 (millions)	Note	Employee benefits expense [1]	Associated operating cash outflows	Statement of cash flows adjustment	Employee benefits expense	Associated operating cash outflows	Statement of cash flows adjustment
THREE-MONTH
Restricted share units	(b)	$41	$—	$41	$30	$(3)	$27
Employee share purchase plan	(c)	8	(8)	—	8	(8)	—
Share option awards	(d)	1	—	1	—	—	—
		$50	$(8)	$42	$38	$(11)	$27
TELUS technology solutions [2]		$36	$(7)	$29	$33	$(9)	$24
TELUS health [2]		3	—	3	3	—	3
TELUS digital experience [3]		11	(1)	10	2	(2)	—
		$50	$(8)	$42	$38	$(11)	$27

1	Within employee benefits expense (see Note 8) for the three-month periods ended March 31, 2025, restricted share units expense of $41 (2024 – $26) is presented as share-based compensation expense and the balance is included in restructuring costs (see Note 16) of the TELUS technology solutions segment.
2	Comparative amounts have been adjusted for change in segmentation (see Note 5).
3	During the three-month period ended June 30, 2024, the written put options in respect of non-controlling interests associated with the WillowTree acquisition were renegotiated, which resulted in: a change in provisions for business combinations; the institution of a maximum payout for the non-controlling interests associated with the WillowTree acquisition; and the awarding of share-based compensation. The expense associated with these awards was $2 (2024 - $NIL) for the three-month periods ended March 31, 2025.

(b)	Restricted share units

TELUS Corporation restricted share units

We also award restricted share units that largely have the same features as our general restricted share units, but have a variable payout (0% – 200%) that depends upon the achievement of: our total customer connections performance condition (with a weighting of 33-1/3%; 2024 and prior awards, 25%); our free cash flow* performance condition (with a weighting of 33-1/3%; 2024 and prior awards, NIL%); and the total shareholder return on TELUS Corporation Common Shares relative to international peer groups of telecommunications companies (with a weighting of 33-1/3%; 2024 and prior awards, 75%). The grant-date fair values of the notional subsets of our restricted share units affected by the total customer connections performance condition and the free cash flow performance condition equal the fair market value of the corresponding TELUS Corporation Common Shares at the grant date; we include these notional subsets in the presentation of our restricted share units with only service conditions. For the notional subset of our restricted share units affected by the relative total shareholder return performance condition, we estimate fair value using a Monte Carlo simulation due to the variable payout. Restricted share units granted in 2025 and 2024 are accounted for as equity-settled, based on their expected settlement method when granted.

The following table presents a summary of outstanding TELUS Corporation non-vested restricted share units.

As at	March 31, 2025	December 31, 2024
Restricted share units without market performance conditions
Restricted share units with service conditions only	11,056,492	6,896,228
Notional subset affected by non-market performance conditions	1,283,358	556,308
	12,339,850	7,452,536
Restricted share units with market performance conditions
Notional subset affected by relative total shareholder return performance condition	1,939,512	1,513,481
Number of non-vested restricted share units	14,279,362	8,966,017

* Free cash flow is not a standardized financial measure under IFRS Accounting Standards and might not be comparable to similar measures presented by other issuers (see Note 3).

March 31, 2025 | 27

notes to condensed interim consolidated financial statements	(unaudited)

The following table presents a summary of the activity related to TELUS Corporation restricted share units without market performance conditions.

			Weighted
	Number of restricted		average
	share units [1]		grant-date
	Non-vested	Vested	fair value
THREE-MONTH PERIOD
Outstanding, January 1, 2025
Non-vested	7,452,536	—	$25.03
Vested	—	32,723	$26.17
Granted
Initial award	4,860,921	—	$21.69
In lieu of dividends	152,093	675	$19.50
Vested	(26,357)	26,357	$25.04
Settled in cash	—	(26,879)	$25.05
Forfeited	(99,343)	—	$24.99
Outstanding, March 31, 2025
Non-vested	12,339,850	—	$23.64
Vested	—	32,876	$26.11

1	Excluding the notional subset of restricted share units affected by the relative total shareholder return performance condition.

TELUS International (Cda) Inc. restricted share units

We also award restricted share units that largely have the same features as the TELUS Corporation restricted share units. One subset of these units has a variable payout (0% – 200%) that depends upon TELUS Digital Experience financial performance (with a weighting of 50%) and the total shareholder return of TELUS International (Cda) Inc. subordinate voting shares relative to an international peer group of customer experience and digital IT services companies (with a weighting of 50%). Another subset of these units has a variable payout (0% – 300%) that depends upon the financial performance of certain TELUS Digital Experience products and services. For the notional subset of units affected by financial performance conditions, the grant-date fair value equals the fair market value of the corresponding subordinate voting shares at the grant date. For the notional subset of our restricted share units affected by the relative total shareholder return performance condition, we estimate fair value using a Monte Carlo simulation due to the variable payout. Restricted share units granted in 2025 and 2024 are accounted for as equity-settled, based on their expected settlement method when granted.

The following table presents a summary of the activity related to TELUS International (Cda) Inc. restricted share units.

			Weighted
	Number of restricted		average
	share units		grant-date
	Non-vested	Vested	fair value
THREE-MONTH PERIOD
Outstanding, January 1, 2025	20,180,936	—	US$	6.33
Granted – initial award	8,779,159	—	US$	2.82
Vested	(3,061,816)	3,061,816	US$	7.38
Settled in equity	—	(1,763,617)	US$	10.62
Forfeited	(620,768)	—	US$	5.05
Outstanding, March 31, 2025	25,277,511	1,298,199	US$	4.92

(c)	TELUS Corporation employee share purchase plan

We have an employee share purchase plan under which eligible employees can purchase TELUS Corporation Common Shares through regular payroll deductions. In respect of TELUS Corporation Common Shares held within the employee share purchase plan, dividends declared thereon during the three-month period ended March 31, 2025, of $14 million (2024 – $13 million) were to be reinvested in TELUS Corporation Common Shares acquired by the trustee from Treasury, with a discount applicable, as set out in Note 13(b).

(d)	Share option awards

TELUS Corporation share options

Employees may be granted share option awards to purchase TELUS Corporation Common Shares at an exercise price equal to the fair market value at the time of grant. Share option awards granted under the plan may be exercised over specific periods not to exceed seven years from the date of grant.

These share option awards have a net-equity settlement feature. The optionee does not have the choice of exercising the net-equity settlement feature; it is at our option whether the exercise of a share option award is settled as a share option or settled using the net-equity settlement feature.

28 | March 31, 2025

notes to condensed interim consolidated financial statements	(unaudited)

The following table presents a summary of the activity related to the TELUS Corporation share option plan.

	Three months
Period ended March 31, 2025	Number of share options	Weighted average share option price
Outstanding, beginning of period	1,519,501	$22.45
Exercised [2]	(14,100)	$21.19
Forfeited	(31,400)	$22.11
Outstanding, end of period	1,474,001	$22.47
Exercisable, end of period	1,474,001	$22.47

1	The weighted average remaining contractual life is 2.2 years.
2	For the three-month periods ended March 31, 2025, the weighted average price at the dates of exercise was $22.34.

TELUS International (Cda) Inc. share options

Employees may be granted equity share options (equity-settled) to purchase TELUS International (Cda) Inc. subordinate voting shares at an exercise price equal to, or a multiple of, the fair market value at the time of grant and/or phantom share options (cash-settled) that provide them with exposure to appreciation in the TELUS International (Cda) Inc. subordinate voting share price. Share option awards granted under the plan may be exercised over specific periods not to exceed ten years from the time of grant. All equity share option awards and most phantom share option awards have a variable payout (0% – 100%) that depends upon the achievement of TELUS Digital Experience financial performance and non-market quality-of-service performance conditions.

The following table presents a summary of the activity related to the TELUS International (Cda) Inc. share option plan.

	Three months
Period ended March 31, 2025	Number of share options	Weighted average share option price
Outstanding, beginning and end of period	5,352,728	US$	6.53
Exercisable, end of period	2,452,934	US$	9.89

1	For 2,899,794 share options, the price is $3.69 per TELUS International (Cda) Inc. subordinated voting share and the weighted average remaining contractual life is 9.5 years; for 2,096,582 share options, the range of share option prices is US$4.87 – US$8.95 and the weighted average remaining contractual life is 1.7 years; for the balance of share options, the price is US$25.00 and the weighted average remaining contractual life is 5.9 years.

March 31, 2025 | 29

notes to condensed interim consolidated financial statements	(unaudited)

15	employee future benefits

(a)	Defined benefit pension plans – summary

Amounts in the primary financial statements related to defined benefit pension plans

		2025			2024
Three-month periods ended March 31 (millions)	Note	Plan assets	Defined benefit obligations accrued [1]	Net	Plan assets	Defined benefit obligations accrued [1]	Net
Employee benefits expense	8
Benefits earned for current service		$—	$(18)		$—	$(20)
Employees’ contributions		4	—		4	—
Administrative fees		(1)	—		(1)	—
		3	(18)	$(15)	3	(20)	$(17)
Financing costs	9
Notional income on plan assets [2] and interest on defined benefit obligations accrued		107	(96)		105	(97)
Interest effect on asset ceiling limit		(14)	—		(10)	—
		93	(96)	(3)	95	(97)	(2)
DEFINED BENEFIT (COST) INCLUDED IN NET INCOME [3]				(18)			(19)
Other comprehensive income	11
Difference between actual results and estimated plan assumptions [4]		53	—		(2)	—
Changes in plan financial assumptions [5]		—	(50)		—	235
Changes in the effect of limiting net defined benefit plan assets to the asset ceiling		(4)	—		(186)	—
		49	(50)	(1)	(188)	235	47
DEFINED BENEFIT (COST) INCLUDED IN COMPREHENSIVE INCOME [3]				(19)			28
AMOUNTS INCLUDED IN OPERATING ACTIVITIES CASH FLOWS
Employer contributions		5	—	5	8	—	8
BENEFITS PAID BY PLANS		(117)	117	—	(117)	117	—
PLAN ACCOUNT BALANCES [6]
Change in period		33	(47)	(14)	(199)	235	36
Balance, beginning of period		8,262	(8,452)	(190)	8,352	(8,489)	(137)
Balance, end of period		$8,295	$(8,499)	$(204)	$8,153	$(8,254)	$(101)

FUNDED STATUS – PLAN SURPLUS (DEFICIT)
Pension plans that have plan assets in excess of defined benefit obligations accrued [7]	20	$7,440	$(7,186)	$254	$7,318	$(7,002)	$316
Pension plans that have defined benefit obligations accrued in excess of plan assets [8]
Funded		855	(1,086)	(231)	835	(1,039)	(204)
Unfunded		—	(227)	(227)	—	(213)	(213)
	27	855	(1,313)	(458)	835	(1,252)	(417)
		$8,295	$(8,499)	$(204)	$8,153	$(8,254)	$(101)

1	Defined benefit obligations accrued are the actuarial present values of benefits attributed to employee services rendered to a particular date.

2	The interest income on the plan assets portion of the employee defined benefit plans net interest amount included in Financing costs reflects a rate of return on plan assets equal to the discount rate used in determining the defined benefit obligations accrued at the end of the immediately preceding fiscal year.

3	Excluding income taxes.

4	Financial assumptions in respect of plan assets (interest income on plan assets included in Financing costs reflects a rate of return on plan assets equal to the discount rate used in determining the defined benefit obligations accrued) and demographic assumptions in respect of the actuarial present values of the defined benefit obligations accrued, as at the end of the immediately preceding fiscal year for both.

5	The discount rate used to measure the defined benefit obligations accrued at March 31, 2025, was 4.60% (December 31, 2024 – 4.65%).

6	Effect of asset ceiling limit at March 31, 2025, was $1,245 (December 31, 2024 – $1,227).

7	Presented in the Consolidated statements of financial position as Other long-term assets.

8	Presented in the Consolidated statements of financial position as Other long-term liabilities.

30 | March 31, 2025

notes to condensed interim consolidated financial statements	(unaudited)

(b)	Defined contribution plans – expense

Our total defined contribution pension plan costs included as Employee benefits expense in the Consolidated statements of income and other comprehensive income are as follows:

	Three months
Periods ended March 31 (millions)	2025	2024
Union pension plan contributions	$3	$3
Other defined contribution pension plans	28	24
	$31	$27

16	restructuring and other costs

(a)	Details of restructuring and other costs

With the objective of reducing ongoing costs, we incur associated incremental non-recurring restructuring costs, as further discussed in (b) following. We may also incur atypical charges when undertaking major or transformational changes to our business or operating models or during post-acquisition business integration. In other costs, we include incremental atypical external costs incurred in connection with business acquisition or disposition activity; significant litigation costs in respect of losses or settlements; and adverse retrospective regulatory decisions.

Restructuring and other costs presented in the Consolidated statements of income and other comprehensive income are as follows:

	Three months
Periods ended March 31 (millions)	2025	2024
Restructuring [1] (b)
Goods and services purchased	$34	$97
Employee benefits expense	57	120
	91	217
Other (c)
Goods and services purchased	6	1
Total
Goods and services purchased	40	98
Employee benefits expense	57	120
	$97	$218

1	For the three-month period ended March 31, 2025, excludes real estate rationalization-related restructuring net impairments of property, plant and equipment of $3 (2024 – $68), which are included in depreciation.

(b)	Restructuring provisions

Employee-related provisions and other provisions, as presented in Note 25, include amounts for restructuring activities. In 2025, restructuring activities included ongoing and incremental efficiency initiatives, some involving employee-related costs and real estate rationalization. These initiatives were intended to enhance our long-term operating productivity and competitiveness.

(c)	Other

We incurred incremental external costs in connection with business acquisitions during the three-month periods ended March 31, 2025 and 2024. We have included in other costs the non-recurring atypical business integration expenditures associated with these business acquisitions, which qualify as neither restructuring costs nor part of the fair value of the net assets acquired.

March 31, 2025 | 31

notes to condensed interim consolidated financial statements	(unaudited)

17	property, plant and equipment

		Owned assets							Right-of-use lease assets (Note 19)
(millions)	Note	Network assets	Buildings and leasehold improvements	Computer hardware and other	Land	Investment property	Assets under construction	Total	Network assets	Real estate	Other	Total	Total
AT COST
Balance as at January 1, 2025		$37,384	$3,982	$1,871	$88	$46	$505	$43,876	$1,733	$2,549	$122	$4,404	$48,280
Additions		167	5	5	—	—	209	386	141	71	3	215	601
Assets under construction put into service		67	19	17	—	—	(103)	—	—	—	—	—	—
Dispositions, retirements and other		(256)	(21)	(7)	—	—	—	(284)	—	(9)	(4)	(13)	(297)
Net foreign exchange differences		—	3	6	—	—	—	9	—	4	—	4	13
Balance as at March 31, 2025		$37,362	$3,988	$1,892	$88	$46	$611	$43,987	$1,874	$2,615	$121	$4,610	$48,597

ACCUMULATED DEPRECIATION
Balance as at January 1, 2025		$25,519	$2,467	$1,328	$—	$—	$—	$29,314	$247	$1,329	$53	$1,629	$30,943
Depreciation [1]		381	39	45	—	—	—	465	57	65	5	127	592
Dispositions, retirements and other		(246)	(10)	(18)	—	—	—	(274)	—	(11)	(3)	(14)	(288)
Net foreign exchange differences		—	2	4	—	—	—	6	—	—	—	—	6
Balance as at March 31, 2025		$25,654	$2,498	$1,359	$—	$—	$—	$29,511	$304	$1,383	$55	$1,742	$31,253

NET BOOK VALUE
Balance as at December 31, 2024		$11,865	$1,515	$543	$88	$46	$505	$14,562	$1,486	$1,220	$69	$2,775	$17,337

Balance as at March 31, 2025		$11,708	$1,490	$533	$88	$46	$611	$14,476	$1,570	$1,232	$66	$2,868	$17,344

1	For the three-month period ended March 31, 2025, depreciation includes $2 in respect of impairment of real estate right-of-use lease assets.

As at March 31, 2025, our contractual commitments for the property, plant and equipment acquisitions totalled $252 million over a period ending December 31, 2027 (December 31, 2024 – $267 million over a period ending December 31, 2027).

32 | March 31, 2025

notes to condensed interim consolidated financial statements	(unaudited)

18	intangible assets and goodwill

(a)	Intangible assets and goodwill, net

		Intangible assets subject to amortization					Intangible assets with indefinite lives
(millions)	Note	Customer contracts, related customer relationships and subscriber base	Software	Access to rights-of-way, crowdsource assets and other	Assets under construction	Total	Spectrum licences	Total intangible assets	Goodwill [1]	Total intangible assets and goodwill
AT COST
Balance as at January 1, 2025		$5,742	$8,649	$622	$474	$15,487	$13,206	$28,693	$10,923	$39,616
Additions		5	27	2	167	201	—	201	—	201
Additions arising from business acquisitions	(b)	6	12	2	—	20	—	20	36	56
Assets under construction put into service		—	204	—	(204)	—	—	—	—	—
Dispositions, retirements and other (including capitalized interest)	9	(21)	(154)	2	—	(173)	9	(164)	—	(164)
Net foreign exchange differences		30	—	—	—	30	—	30	44	74
Balance as at March 31, 2025		$5,762	$8,738	$628	$437	$15,565	$13,215	$28,780	$11,003	$39,783

ACCUMULATED AMORTIZATION
Balance as at January 1, 2025		$2,043	$5,770	$287	$—	$8,100	$—	$8,100	$364	$8,464
Amortization		120	262	18	—	400	—	400	—	400
Dispositions, retirements and other		2	(158)	—	—	(156)	—	(156)	—	(156)
Net foreign exchange differences		15	—	—	—	15	—	15	—	15
Balance as at March 31, 2025		$2,180	$5,874	$305	$—	$8,359	$—	$8,359	$364	$8,723

NET BOOK VALUE
Balance as at December 31, 2024		$3,699	$2,879	$335	$474	$7,387	$13,206	$20,593	$10,559	$31,152

Balance as at March 31, 2025		$3,582	$2,864	$323	$437	$7,206	$13,215	$20,421	$10,639	$31,060

1	Accumulated amortization of goodwill of $364 is amortization recorded before 2002; there are no accumulated impairment losses in the accumulated amortization of goodwill.
2	As at March 31, 2025, relevant events and circumstances were not inconsistent with those existing at the time of the December 2024 annual test and were such that it was considered appropriate to test the carrying value of the TELUS digital experience cash-generating unit goodwill. As at March 31, 2025, the recoverable amount of the TELUS digital experience cash-generating unit was slightly in excess of its carrying amount. Such recoverable amount was determined based on a fair value less costs of disposal method (such method categorized as a Level 3 fair value measure) and used a discount rate of 9.8%, a perpetual growth rate of 3.0% and cash flow projections through the end of 2029. We validated the results of the recoverable amount through a market-comparable approach and an analytical review of industry facts and facts that are specific to us.

The fair value less costs of disposal method uses discounted cash flow projections that employ the following key assumptions: future cash flows and growth projections; associated economic risk assumptions and estimates of the likelihood of achieving key operating metrics and drivers; and the future weighted average cost of capital. Had growth projections declined in the projection period by more than trivial amounts, or if the discount rate increased by more than a trivial amount, the March 31, 2025, estimate of the recoverable amount of the TELUS digital experience cash-generating unit would be less than its carrying amount; we believe that any reasonably possible change in other key assumptions on which our calculation of the recoverable amount of the TELUS digital experience cash-generating unit is based would not cause its carrying value to exceed its recoverable amount. If the future were to adversely differ from management’s best estimates for the key assumptions and associated cash flows were to be materially adversely affected, we could potentially experience future material impairment charges in respect of the TELUS digital experience cash-generating unit’s goodwill.

March 31, 2025 | 33

notes to condensed interim consolidated financial statements	(unaudited)

As at March 31, 2025, our contractual commitments for intangible asset acquisitions totalled $39 million over a period ending December 31, 2026 (December 31, 2024 – $37 million over a period ending December 31, 2026).

(b)	Business acquisitions

Individually immaterial transactions

During the three-month period ended March 31, 2025, we acquired 100% ownership of businesses that were complementary to our existing lines of business. The primary factor that gave rise to the recognition of goodwill was the earnings capacity of the acquired businesses in excess of the net tangible and intangible assets acquired (such excess arising from the low level of tangible assets relative to the earnings capacity of the businesses). A portion of the amounts assigned to goodwill may be deductible for income tax purposes.

Acquisition-date fair values

Acquisition-date fair values assigned to the assets acquired and liabilities assumed are as follows:

(millions)	Total of individually immaterial transactions [1]
Assets
Non-current assets
Intangible assets subject to amortization [2]	20
Liabilities
Non-current liabilities
Deferred income taxes	5
Net identifiable assets acquired	15
Goodwill	36
Net assets acquired	$51

Acquisition effected by way of:
Cash consideration	$11
Provisions	20
Re-measured pre-acquisition interest at acquisition-date fair value [3]	11
Pre-existing relationship effectively settled	9
$51

1	The purchase price allocation, primarily in respect of customer contracts, related customer relationships and deferred income taxes, had not been finalized as of the date of issuance of these consolidated financial statements. As is customary in a business acquisition transaction, until the time of acquisition of control, we did not have full access to the books and records of the acquired businesses. Upon having sufficient time to review the books and records of the acquired businesses, we expect to finalize our purchase price allocations.
2	Customer contracts and customer relationships (including those related to customer contracts) are generally expected to be amortized over a period of 10-15 years, and other intangible assets are expected to be amortized over a period of 5-15 years.
3	Re-measurement of previously held interest in associate did not result in the recognition of an acquisition-date gain.

(c)	Business acquisitions – prior period

In 2024, we acquired businesses that were complementary to our existing lines of business. As at December 31, 2024, purchase price allocations had not been finalized. During the three-month period ended March 31, 2025, the preliminary acquisition-date fair values for income and other taxes receivable decreased by $15 million and goodwill increased by $15 million, respectively; as required by IFRS Accounting Standards, comparative amounts have been adjusted so as to reflect the increase (decrease) effective the date of acquisition.

(d)	Business acquisition – subsequent to reporting period

Workplace Options

On May 1, 2025, we acquired 100% of Workplace Options for cash of approximately $500 million (US$350 million), net of assumed debt of approximately $100 million (US$70 million). We have also signed a non-binding term sheet for a synergistic third-party’s future investment in this acquisition of approximately $285 million (US$200 million), which is expected to be completed prior to June 30, 2025. Workplace Options is a global provider of integrated employee well-being solutions. The investment was made with a view to growing our employee and family assistance programs business and will be consolidated within our TELUS Health segment.

Our initial fair value estimate for the net identifiable assets acquired is in the range of $135 million – $165 million; as is customary in a business acquisition transaction, until the time of acquisition of control, we did not have full access to the books and records of the acquired business. Upon having sufficient time to review the books and records of the acquired business, as well as obtaining new and additional information about the related facts and circumstances as of the acquisition date, we will adjust provisional amounts for identifiable assets acquired and liabilities assumed and thus finalize our purchase price allocation.

34 | March 31, 2025

notes to condensed interim consolidated financial statements	(unaudited)

19	leases

Maturity analyses of lease liabilities are set out in Note 4(b) and Note 26(i); the period interest expense in respect thereof is set out in Note 9. The additions to, depreciation charges for, and carrying amounts of, right-of-use lease assets are set out in Note 17. We have not currently elected to exclude low-value and short-term leases from lease accounting.

		Three months
Periods ended March 31 (millions)	Note	2025	2024
Income from subleasing right-of-use lease assets
Co-location sublease revenue included in Operating revenues – service		$4	$4
Other sublease revenue included in Other income	7	$1	$1
Lease payments [1]		$233	$220

1	In the Consolidated statements of cash flows, the principal component of lease payments is included in Cash provided (used) by financing activities (see Note 31(b)) and the interest component of lease payments is included in Interest paid.

20	other long-term assets

As at (millions)	Note	March 31, 2025	December 31, 2024
Pension assets	15	$254	$257
Unbilled customer finance receivables	4(a)	628	630
Derivative assets	4(d)	103	113
Deferred income taxes		17	18
Costs incurred to obtain or fulfill contracts with customers		315	301
Investments in real estate joint ventures	21(a)	192	183
Investments in associates	21(b)	204	219
Portfolio investments [1]
At fair value through net income		63	62
At fair value through other comprehensive income		591	594
Prepaid maintenance		34	39
Refundable security deposits and other		152	161
		$2,553	$2,577

1	Fair value measured at reporting date using significant other observable inputs (Level 2).

The costs incurred to obtain and fulfill contracts with customers are as follows:

	Costs incurred to
(millions)	Obtain contracts with customers	Fulfill contracts with customers	Total
Balance as at January 1, 2025	$603	$64	$667
Additions	123	7	130
Amortization	(97)	(2)	(99)
Balance as at March 31, 2025	$629	$69	$698
Current	$366	$17	$383
Non-current	263	52	315
	$629	$69	$698

21	real estate joint ventures and investments in associates

(a)	Real estate joint ventures

During 2025 and 2024, we partnered, as equals, with arm’s-length parties in real estate redevelopment projects in British Columbia.

Summarized financial information

	Three months
Periods ended March 31 (millions)	2025	2024
Revenue	$—	$7
Interest expense	$—	$3
Net income (loss) and comprehensive income (loss) [1]	$—	$(4)

1	Substantially all comparative information summarized in this table is in respect of operations that were held for sale by the TELUS Sky real estate joint venture.
2	As the real estate joint ventures are partnerships, no provision is made for income taxes in respect of the partners in determining the real estate joint ventures’ net income and comprehensive income.

March 31, 2025 | 35

notes to condensed interim consolidated financial statements	(unaudited)

As at (millions)	March 31, 2025	December 31, 2024
ASSETS
Current assets
Cash and temporary investments, net	$7	$7
Other	1	1
	8	8
Non-current assets
Investment property under development	374	356
Promissory notes [1]	333	320
	707	676
	$715	$684
LIABILITIES AND OWNERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$4	$6
Non-current liabilities
Long-term debt – mortgage	21	21
Liabilities	25	27
Owners’ equity
TELUS [2]	345	329
Other partners [1]	345	328
	690	657
	$715	$684

1	Other partners’ equity is gross of $333 (December 31, 2024 – $320) promissory notes issued to the joint ventures by the arm’s-length parties in the real estate redevelopment projects in British Columbia; in the event of dissolution or other wind-up of the partnerships, the other partner’s equity will first be reduced by any amounts of the promissory notes outstanding when determining the equity of the joint ventures. The primary intended method of repayment of the promissory notes is through contribution of in-kind development costs, but may optionally include cash payments.
2	The equity amounts recorded by the real estate joint ventures differ from those recorded by us by the amount of the deferred gains on our real estate contributed and the valuation provision we have recorded in excess of that recorded by the real estate joint ventures.

Our real estate joint ventures activity

Our real estate joint ventures investment activity is set out in the following table.

	Equity [1]		Loans and receivables [2]

Periods ended (millions)	March 31, 2025	March 31, 2024
THREE-MONTH
Balance, beginning of period	$178	$50	$94
Related to real estate joint ventures’ statements of income and other comprehensive income
Comprehensive income (loss) attributable to us [3]	—	(1)	—
Valuation provision reversal	3	—	—
Related to real estate joint ventures’ statements of financial position
Items not affecting currently reported cash flows
Construction credit facilities financing costs charged by us (Note 7)	—	—	2
Our real estate contributed	17	76	—
Deferred gains on our remaining interests in our real estate contributed	(8)	(32)	—
Cash flows in the current reporting period
Construction credit facilities
Financing costs paid to us	—	—	(2)
Funds we advanced or contributed, excluding construction credit facilities	—	3	—
Funds repaid to us and earnings distributed	(1)	—	—
Balance, end of period	$189	$96	$94

1	We account for our interests in the real estate joint ventures using the equity method of accounting and such interests are included in our Consolidated statements of financial position as Other long-term assets (see Note 20).
2	Loans and receivables are included in our Consolidated statements of financial position as Other long-term assets (see Note 20) and were comprised of advances under construction credit facilities.
3	As the real estate joint ventures are partnerships, no provision is made for income taxes in respect of the partners in determining the real estate joint ventures’ net income and comprehensive income.

(b)	Investments in associates

As set out in Note 20, we include our investments in associates in our Consolidated statements of financial position as Other long-term assets. As at March 31, 2025, and December 31, 2024, we held an equity interest in Miovision Technologies Incorporated, a Canadian incorporated entity that is complementary to, and is viewed to grow, our existing Internet of Things business; our judgment is that we obtained significant influence over the associate when we acquired our initial equity interest. Miovision Technologies Incorporated is developing a suite of hardware and cloud-based solutions that provide cities with the data and tools they need to reduce traffic congestion, make better urban planning decisions and improve safety on their roads. Our aggregate interests in other individually immaterial associates as at March 31, 2025, totalled $31 million (December 31, 2024 – $44 million).

36 | March 31, 2025

notes to condensed interim consolidated financial statements	(unaudited)

Miovision Technologies Incorporated
As at, or for the periods ended, ($ in millions)	March 31, 2025	March 31, 2024	December 31, 2024
Statement of financial position [1]
Current assets	$80		$88
Non-current assets	$422		$408
Current liabilities	$39		$35
Non-current liabilities	$61		$61
Net assets	$402		$400
Statement of income and other comprehensive income [1]
THREE-MONTH
Revenue and other income	$44	$32
Net income (loss) and comprehensive income (loss)	$(11)	$(10)
Reconciliation of statement of financial position summary financial information to carrying amounts
Net assets (above)	$402		$400
Our interest	43.4%		43.4%
Our interest in net assets (our carrying amount)	$173		$175

1	As required by IFRS Accounting Standards, this summarized information is not just our share of these amounts.

22	short-term borrowings

On May 22, 2024, we entered into an agreement with an arm’s-length securitization trust associated with a major Schedule I bank allowing us to borrow up to $1.6 billion, secured by certain trade receivables and unbilled customer finance receivables; the term of this revolving-period securitization agreement ends May 22, 2027, and requires minimum cash advances of $920 million. Funding under the agreement may be provided in either Canadian dollars or U.S. dollars. Currency risk associated with funding denominated in U.S. dollars is managed through the use of foreign currency forward contracts.

Short-term borrowings of $1.3 billion (December 31, 2024 – $0.9 billion) are comprised of amounts advanced to us by the arm’s-length securitization trust; all amounts advanced were denominated in U.S. dollars.

The balance of short-term borrowings (if any) is comprised of amounts drawn on bilateral bank facilities and/or other.

23	accounts payable and accrued liabilities

As at (millions)	March 31, 2025	December 31, 2024
Trade accounts payable [1]
Supply chain financing – arm’s-length third-party has paid supplier	$16	$84
Supply chain financing – eligible payable [2]	9	2
Amounts that are a part of supply chain financing	25	86
Amounts that are not a part of supply chain financing	1,118	1,040
	1,143	1,126
Accrued liabilities	1,271	1,385
Payroll and other employee-related liabilities	528	710
Interest payable	226	262
Indirect taxes payable and other	146	147
	$3,314	$3,630

1	The composition of trade accounts payable fluctuates due to various factors, including suppliers’ invoice timing, our data processing cycle timing and the seasonal nature of certain business activities, as well as whether the statement of financial position date falls on a business day. Trade accounts payable represent future payments for invoices received in respect of both operating and capital activities, and may include amounts for assessed and self-assessed government remittances.
2	Amounts eligible for suppliers to choose to be paid in advance of industry-standard payment terms.

In 2023, we introduced a supply chain financing program that allows suppliers with qualifying trade accounts payable to opt for early payment from an arm’s-length third party, in advance of industry-standard payment terms; in turn, we reimburse the arm’s-length third party for those payments when the trade accounts payable would originally have been due.

The weighted average due dates for trade accounts payable are largely similar, both within and outside the supply chain financing program, and generally payment is due within one quarter.

March 31, 2025 | 37

notes to condensed interim consolidated financial statements	(unaudited)

24	advance billings and customer deposits

As at (millions)	March 31, 2025	December 31, 2024
Advance billings	$849	$820
Deferred customer activation and connection fees	3	3
Customer deposits	18	15
Contract liabilities	870	838
Other	157	201
	$1,027	$1,039

Contract liabilities represent our future performance obligations to customers for services and/or equipment for which we have already received consideration or for which an amount is due from the customer. Our contract liability balances, and the changes in those balances, are as follows:

		Three months
Periods ended March 31 (millions)	Note	2025	2024
Balance, beginning of period		$1,102	$974
Revenue deferred in previous period and recognized in current period		(631)	(631)
Net additions arising from operations		664	664
Additions arising from business acquisitions		—	16
Balance, end of period		$1,135	$1,023
Current		$1,010	$923
Non-current	27
Deferred revenues		123	96
Deferred customer activation and connection fees		2	4
		$1,135	$1,023

Reconciliation of contract liabilities presented in the Consolidated statements of financial position – current
Gross contract liabilities		$1,010	$923
Reclassification to contract assets of contracts with contract liabilities less than contract assets	6(c)	(123)	(132)
Reclassification from contract assets of contracts with contract assets less than contract liabilities	6(c)	(17)	(13)
		$870	$778

38 | March 31, 2025

notes to condensed interim consolidated financial statements	(unaudited)

25	provisions

(millions)	Note	Asset retirement obligations [1]	Employee- related [2]	Written put options and contingent consideration [3]	Other [2]	Total
Balance as at January 1, 2025		$378	$133	$210	$201	$922
Additions		—	62	20	20	102
Reversals		(8)	(2)	(13)	—	(23)
Uses		(1)	(109)	—	(29)	(139)
Interest effects [4]	9	4	—	3	—	7
Balance as at March 31, 2025		$373	$84	$220	$192	$869
Current		$17	$81	$83	$79	$260
Non-current		356	3	137	113	609
Balance as at March 31, 2025		$373	$84	$220	$192	$869

1	Additions and reversals for Asset retirement obligations are included in the Consolidated statements of financial position as Property, plant and equipment, net. Uses, to the extent that such items include a flow of cash, are included net in Cash used by investing activities in the Consolidated statements of cash flows (see Note 31(a)).
2	Additions and reversals for Employee-related and Other are generally included in the Consolidated statements of income and other comprehensive income as Employee benefits expense and Goods and services purchased, respectively. Uses, to the extent that such items include a flow of cash, are generally included net in Cash provided by operating activities in the Consolidated statements of cash flows.
3	Additions and reversals for Written put options and contingent consideration are included in the Consolidated statements of financial position as Goodwill, net, and in the Consolidated statements of income and other comprehensive income as Other income, respectively. Uses, to the extent that such items include a flow of cash, are included in Cash used by investing activities in the Consolidated statements of cash flows.
4	Interest effects, excepting those arising from provision remeasurement due to change in discount rates are included in the Consolidated statements of income and other comprehensive income as Financing costs.

Asset retirement obligations

We establish provisions for liabilities associated with the retirement of property, plant and equipment when these obligations result from the acquisition, construction, development and/or normal operation of the assets. We expect that the associated cash outflows in respect of the balance accrued as at the financial statement date will occur proximate to the retirement dates of these assets.

Employee-related

Our employee-related provisions are largely in respect of restructuring activities (as discussed further in Note 16(b)). The timing of the associated cash outflows in respect of the balance accrued as at the financial statement date is substantially short-term in nature.

Written put options and contingent consideration

In connection with certain business acquisitions, we have established provisions for written put options in respect of non-controlling interests. Some of these provisions are determined based on the net present value of estimated future earnings, requiring us to make key economic assumptions about the future. We have also established provisions for contingent consideration. We do not expect cash outflows in respect of the written put options to occur before their initial exercisability, nor do we expect cash outflows in respect of contingent consideration to occur before completion of the related earning periods; in some instances, we may settle the provision for written put options using equity instruments.

Other

The provisions for other include: legal claims; real estate rationalization and other non-employee-related restructuring activities; and contract termination costs and onerous contracts related to business acquisitions. Except as noted below, we expect the cash outflows associated with the balance accrued as at the financial statement date to occur over an indeterminate multi-year period.

As discussed further in Note 29, we are involved in a number of legal claims and we are aware of certain other possible legal claims. We establish provisions for legal claims when warranted, considering legal assessments, current information, and the expected availability of recourse. We cannot reasonably determine the timing of cash outflows associated with legal claims.

In connection with business acquisitions, we have established provisions for contract termination costs and onerous contracts acquired.

March 31, 2025 | 39

notes to condensed interim consolidated financial statements	(unaudited)

26	long-term debt

(a)	Details of long-term debt

As at (millions)	Note	March 31, 2025	December 31, 2024
Senior unsecured
TELUS Corporation senior notes	(b)	$21,277	$22,077
TELUS Corporation commercial paper	(c)	2,116	1,404
TELUS Communications Inc. debentures		200	200
Secured
TELUS International (Cda) Inc. credit facility	(f)	1,649	1,703
Other	(g)	580	588
		25,822	25,972
Lease liabilities	(h)	2,902	2,882
Long-term debt		$28,724	$28,854
Current		$3,776	$3,246
Non-current		24,948	25,608
Long-term debt		$28,724	$28,854

(b)	TELUS Corporation senior notes

The notes are senior unsecured and unsubordinated obligations, ranking equally with all of our existing and future unsecured unsubordinated obligations, are senior in right of payment to all of our existing and future subordinated indebtedness, and are effectively subordinated to all existing and future obligations of, or guaranteed by, our subsidiaries. The notes’ indentures contain covenants that, among other things, limit our ability, and that of certain of our subsidiaries, to: grant security in respect of indebtedness; enter into sale-leaseback transactions; and incur new indebtedness.

Interest is payable semi-annually. Upon a change in control triggering event, as defined in the supplemental trust indenture, we must offer to repurchase the notes at a price equal to 101% of their principal amount plus accrued and unpaid interest to the repurchase date.

The notes issued before September 2023 are redeemable at our option, in whole at any time, or in part from time to time, on not fewer than 30 days’ and not more than 60 days’ prior notice before their respective maturity dates; for notes issued subsequent to August 2023, the notice period is not fewer than 10 days’ and not more than 60 days’ prior notice. On or after the respective redemption present value spread cessation dates set out in the table below, the notes issued before September 2023 are redeemable at our option, in whole but not in part, on not fewer than 30 days’ and not more than 60 days’ prior notice, at redemption prices equal to 100% of their principal amounts; for notes issued subsequent to August 2023, the notice period is not fewer than 10 days’ and not more than 60 days’ prior notice. Accrued and unpaid interest, if any, will be paid to the date fixed for redemption.

						Principal face amount		Redemption present value spread
Series	Issued	Maturity	Issue price	Effective interest rate [1]		Originally issued	Outstanding at financial statement date	Basis points [2]	Cessation date
3.75% Notes, Series CQ	September 2014	January 2025	$997.75	3.78%		$800 million	$NIL	38.5	Oct. 17, 2024
3.75% Notes, Series CV	December 2015	March 2026	$992.14	3.84%		$600 million	$600 million	53.5	Dec. 10, 2025
2.75% Notes, Series CZ	July 2019	July 2026	$998.73	2.77%		$800 million	$800 million	33	May 8, 2026
2.80% U.S. Dollar Notes [3]	September 2016	February 2027	US$991.89	2.89%		US$600 million	US$600 million	20	Nov. 16, 2026
3.70% U.S. Dollar Notes [3]	March 2017	September 2027	US$998.95	3.71%		US$500 million	US$500 million	20	June 15, 2027
2.35% Notes, Series CAC	May 2020	January 2028	$997.25	2.39%		$600 million	$600 million	48	Nov. 27, 2027
3.625% Notes, Series CX	March 2018	March 2028	$989.49	3.75%		$600 million	$600 million	37	Dec. 1, 2027
4.80% Notes, Series CAO	February 2024	December 2028	$998.95	4.83%		$700 million	$700 million	28	Nov. 15, 2028
3.30% Notes, Series CY	April 2019	May 2029	$991.75	3.40%		$1.0 billion	$1.0 billion	43.5	Feb. 2, 2029
5.00% Notes, Series CAI	September 2022	September 2029	$995.69	5.07%		$350 million	$350 million	46.5	July 13, 2029
3.15% Notes, Series CAA	December 2019	February 2030	$996.49	3.19%		$600 million	$600 million	39.5	Nov. 19, 2029
5.60% Notes, Series CAM	September 2023	September 2030	$998.85	5.62%		$500 million	$500 million	46	July 9, 2030
2.05% Notes, Series CAD	October 2020	October 2030	$997.93	2.07%		$500 million	$500 million	38	July 7, 2030
4.95% Notes, Series CAP	February 2024	February 2031	$997.07	5.00%		$600 million	$600 million	34.5	Dec. 18, 2030
4.65% Notes, Series CAQ	August 2024	August 2031	$999.11	4.66%		$700 million	$700 million	38.5	June 13, 2031
2.85% Sustainability-Linked Notes, Series CAF	June 2021	November 2031	$997.52	2.88	% [4]	$750 million	$750 million	34	Aug. 13, 2031

40 | March 31, 2025

notes to condensed interim consolidated financial statements	(unaudited)

							Principal face amount				Redemption present value spread
Series	Issued	Maturity	Issue price		Effective interest rate [1]		Originally issued		Outstanding at financial statement date		Basis points [2]	Cessation date
3.40% U.S. Dollar Sustainability-Linked Notes [3]	February 2022	May 2032	US$997.13		3.43	% [4]	US$900 million		US$900 million		25	Feb. 13, 2032
5.25% Sustainability-Linked Notes, Series CAG	September 2022	November 2032	$996.73		5.29	% [4]	$1.1 billion		$1.1 billion		51.5	Aug. 15, 2032
4.95% Sustainability-Linked Notes, Series CAJ	March 2023	March 2033	$998.28		4.97	% [4]	$500 million		$500 million		54.5	Dec. 28, 2032
5.75% Sustainability-Linked Notes, Series CAK	September 2023	September 2033	$997.82		5.78	% [4]	$850 million		$850 million		52	June 8, 2033
5.10% Sustainability-Linked Notes, Series CAN	February 2024	February 2034	$996.44		5.15	% [4]	$500 million		$500 million		38.5	Nov. 15, 2033
4.40% Notes, Series CL	April 2013	April 2043	$997.68		4.41%		$600 million		$600 million		47	Oct. 1, 2042
5.15% Notes, Series CN	November 2013	November 2043	$995.00		5.18%		$400 million		$400 million		50	May 26, 2043
4.85% Notes, Series CP	Multiple [5]	April 2044	$987.91	[5]	4.93	% [5]	$500 million	[5]	$900 million	[5]	46	Oct. 5, 2043
4.75% Notes, Series CR	September 2014	January 2045	$992.91		4.80%		$400 million		$400 million		51.5	July 17, 2044
4.40% Notes, Series CU	March 2015	January 2046	$999.72		4.40%		$500 million		$500 million		60.5	July 29, 2045
4.70% Notes, Series CW	Multiple [6]	March 2048	$998.06	[6]	4.71	% [6]	$325 million	[6]	$475 million	[6]	58.5	Sept. 6, 2047
4.60% U.S. Dollar Notes [3]	June 2018	November 2048	US$987.60		4.68%		US$750 million		US$750 million		25	May 16, 2048
4.30% U.S. Dollar Notes [3]	May 2019	June 2049	US$990.48		4.36%		US$500 million		US$500 million		25	Dec. 15, 2048
3.95% Notes, Series CAB	Multiple [7]	February 2050	$997.54	[7]	3.97	% [7]	$400 million	[7]	$800 million	[7]	57.5	Aug. 16, 2049
4.10% Notes, Series CAE	April 2021	April 2051	$994.70		4.13%		$500 million		$500 million		53	Oct. 5, 2050
5.65% Notes, Series CAH	September 2022	September 2052	$996.13		5.68%		$550 million		$550 million		61.5	Mar. 13, 2052
5.95% Notes, Series CAL	September 2023	September 2053	$992.67		6.00%		$400 million		$400 million		61.5	Mar. 8, 2053

1	The effective interest rate represents the yield the notes would provide to an initial debt holder if held to maturity and, in respect of sustainability-linked notes, no trigger events or MFN step-ups occur.
2	For Canadian dollar-denominated notes, the redemption price is the greater of (i) the present value of the notes discounted at the Government of Canada yield plus the redemption present value spread calculated over the period to the cessation date, or (ii) 100% of the principal amount thereof.
For U.S. dollar-denominated notes, the redemption price is the greater of (i) the present value of the notes discounted at the U.S. Adjusted Treasury Rate (at the U.S. Treasury Rate for the 3.40% U.S. Dollar Sustainability-Linked Notes) plus the redemption present value spread calculated over the period to the cessation date, or (ii) 100% of the principal amount thereof.
3	We have entered into foreign exchange derivatives (cross currency interest rate exchange agreements) that effectively convert the principal payments and interest obligations to Canadian dollar obligations as follows:

Series	Interest rate fixed at	Canadian dollar equivalent principal	Exchange rate
2.80% U.S. Dollar Notes	2.95%	$792 million	$1.3205
3.70% U.S. Dollar Notes	3.41%	$667 million	$1.3348
3.40% U.S. Dollar Sustainability-Linked Notes	3.89%	$1,148 million	$1.2753
4.60% U.S. Dollar Notes	4.41%	$974 million	$1.2985
4.30% U.S. Dollar Notes	4.27%	$672 million	$1.3435

4	If we have not obtained a sustainability performance target verification assurance certificate for the fiscal year ending December 31, 2030, the sustainability-linked notes will incur increased interest rates from the trigger date through to their individual maturities. The interest rate on certain sustainability-linked notes may also increase (MFN step-up) if we fail to meet additional sustainability and/or environmental, social or governance targets specified in a sustainability-linked bond; the interest rate on these notes, however, in no event can exceed the initial rate by more than the combined MFN step-up and trigger event limit, regardless of whether as a result of not obtaining a sustainability performance target verification assurance certificate and/or any targets provided for in one or more future sustainability-linked bonds. Similarly, if we redeem any sustainability-linked notes without having obtained a sustainability performance target verification assurance certificate at the end of the fiscal year immediately preceding the redemption date, any interest accrued will be determined using the following rates:

	Sustainability performance target verification assurance certificate
Series	Fiscal year	Trigger date	Post- trigger event interest rate	Aggregate MFN step-up and trigger event limit	Redemption interest accrual rate if certificate not obtained
2.85% Sustainability-Linked Notes, Series CAF	2030	Nov. 14, 2030	3.85%	N/A	3.85%

March 31, 2025 | 41

notes to condensed interim consolidated financial statements	(unaudited)

	Sustainability performance target verification assurance certificate
Series	Fiscal year	Trigger date	Post- trigger event interest rate	Aggregate MFN step-up and trigger event limit	Redemption interest accrual rate if certificate not obtained
3.40% U.S. Dollar Sustainability-Linked Notes	2030	Nov. 14, 2030	4.40%	1.50%	4.40%
5.25% Sustainability-Linked Notes, Series CAG	2030	Nov. 15, 2030	6.00%	1.50%	6.00%
4.95% Sustainability-Linked Notes, Series CAJ	2030	Mar. 28, 2031	5.70%	1.50%	5.70%
5.75% Sustainability-Linked Notes, Series CAK	2030	Apr. 30, 2031	6.35%	1.20%	6.35%
5.10% Sustainability-Linked Notes, Series CAN	2030	Feb. 15, 2031	5.60%	1.00%	5.60%

5	$500 million of 4.85% Notes, Series CP were issued in April 2014 at an issue price of $998.74 and an effective interest rate of 4.86%. This series of notes was reopened in December 2015 and a further $400 million of notes were issued at an issue price of $974.38 and an effective interest rate of 5.02%.
6	$325 million of 4.70% Notes, Series CW were issued in March 2017 at an issue price of $990.65 and an effective interest rate of 4.76%. This series of notes was reopened in February 2018 and a further $150 million of notes were issued in March 2018 at an issue price of $1,014.11 and an effective interest rate of 4.61%.
7	$400 million of 3.95% Notes, Series CAB were issued in December 2019 at an issue price of $991.54 and an effective interest rate of 4.00%. This series of notes was reopened in May 2020 and a further $400 million of notes were issued at an issue price of $1,003.53 and an effective interest rate of 3.93%.

(c)	TELUS Corporation commercial paper

TELUS Corporation has an unsecured commercial paper program, backstopped by our $2.75 billion revolving syndicated credit facility (see (d)), which is used for general corporate purposes, including capital expenditures and investments. Subject to conditions related to debt ratings, this program allows us to issue commercial paper up to a maximum aggregate equivalent amount at any one time of $2.2 billion (US$1.5 billion maximum). We use foreign currency forward contracts to manage currency risk arising from U.S. dollar-denominated commercial paper. Although commercial paper debt matures within one year, we classify it as a current portion of long-term debt as these amounts are supported by the revolving credit facility and we expect that they will continue to be supported by the revolving credit facility, which has no repayment requirements within the next year. As at March 31, 2025, we had $2.1 billion (December 31, 2024 – $1.4 billion) of commercial paper outstanding, all of which was denominated in U.S. dollars (US$1.5 billion; December 31, 2024 – US$1.0 billion), with an effective average interest rate of 4.8%, maturing through August 2025.

(d)	TELUS Corporation credit facilities

As at March 31, 2025, TELUS Corporation had a $2.75 billion unsecured revolving syndicated bank credit facility, expiring on July 14, 2028 (unchanged from December 31, 2024), with a syndicate of financial institutions, which is used for general corporate purposes, including the backstopping of commercial paper.

As at March 31, 2025, TELUS Corporation had incremental commitments for an unsecured non-revolving $600 million (or US$ equivalent) bank credit facility, maturing April 2027, with a financial institution, which is to be used for general corporate purposes; subsequent to March 31, 2025, a definitive credit agreement was executed.

The TELUS Corporation credit facilities incur interest at prime rate, U.S. Dollar Base Rate, Canadian Overnight Repo Rate Average (CORRA) or term secured overnight financing rate (SOFR) (as such terms are used or defined in the credit facilities), plus applicable margins. The credit facilities include customary representations, warranties and covenants, including two financial quarter-end ratio tests: our leverage ratio must not exceed 4.25:1.00; and our operating cash flow to interest expense ratio must not be less than 2.00:1.00, all as defined in the credit facilities.

TELUS Corporation’s continued access to these credit facilities does not depend upon TELUS Corporation maintaining a specific credit rating.

As at (millions)	March 31, 2025	December 31, 2024
Net available	$634	$1,346
Backstop of commercial paper	2,116	1,404
Gross available revolving $2.75 billion bank credit facility	$2,750	$2,750

As at March 31, 2025, we had $64 million of letters of credit outstanding (December 31, 2024 – $62 million), issued under various uncommitted facilities. These letter of credit facilities are in addition to our ability to provide letters of credit under our committed revolving bank credit facility.

(e)	TELUS Corporation junior subordinated notes

Subsequent to March 31, 2025, TELUS Corporation issued $1.1 billion of fixed-to-fixed rate junior subordinated Series CAR notes initially bearing interest at 6.25% and due July 2055 (issue price of $999.65 and initial effective interest rate of 6.25%) and $500 million of fixed-to-fixed rate junior subordinated Series CAS notes initially bearing interest at 6.75% and due July 2055 (issue price of $999.59 and initial effective interest rate of 6.75%). The notes are direct unsecured obligations and are subordinated to all existing and future senior indebtedness and are effectively subordinated to all existing and future indebtedness and obligations of, or guaranteed by, our subsidiaries. For purposes of calculating leverage ratios and determining compliance with covenants, only one-half of the principal is included as debt.

42 | March 31, 2025

notes to condensed interim consolidated financial statements	(unaudited)

Interest is payable semi-annually and has a fixed rate reset at the interest payment date coinciding with the cessation of the no-call period and every five years thereafter; the rate reset is based upon a spread to the Five Year Government of Canada Bond Yield at the rate reset date, but the Series CAR notes will not reset below 6.25% and the Series CAS notes will not reset below 6.75%. Upon a rating event, as defined in the supplemental trust indenture, we must offer to repurchase the notes at a price equal to 102% of their principal amount plus accrued and unpaid interest to the repurchase date.

After the initial five-year no-call period in respect of the Series CAR notes, and after the initial ten-year no-call period in respect of the Series CAS notes, the notes are redeemable at our option, in whole at any time, or in part from time to time, on not fewer than 10 days’ and not more than 60 days’ prior notice on any interest payment date (prior to elapsing of the initial no-call periods, the notes are redeemable on not fewer than 10 days’ and not more than 90 days’ prior notice to, and for, each note’s unique first rate reset date) at redemption prices equal to 100% of their principal amounts. Accrued and unpaid interest, if any, will be paid to the date fixed for redemption.

(f)	TELUS International (Cda) Inc. credit facility

As at March 31, 2025, and December 31, 2024, TELUS International (Cda) Inc. had a credit facility, secured by its assets, expiring on January 3, 2028, with a syndicate of financial institutions, including TELUS Corporation. The facility is comprised of US$800 million in revolving components and US$1.2 billion in amortizing term loan components, with TELUS Corporation as approximately 7.2% lender in both components. The facility is non-recourse to TELUS Corporation. The outstanding revolving components and term loan components had a weighted average interest rate of 6.7% as at March 31, 2025.

The TELUS International (Cda) Inc. credit facility bears interest at prime rate, U.S. Dollar Base Rate or term secured overnight financing rate (SOFR) (all such terms as used or defined in the credit facility), plus applicable margins. The credit facility includes customary representations, warranties and covenants, with two financial quarter-end ratio tests: the TELUS International (Cda) Inc. quarter-end net debt to operating cash flow ratio must not exceed 3.75:1.00 through fiscal 2025 and 3.25:1.00 thereafter; and the quarter-end operating cash flow to debt service (interest and scheduled principal repayment) ratio must not be less than 1.50:1.00; all as defined in the credit facility.

The term loan components are subject to amortization schedules which require that a minimum of 5% of the principal advanced be repaid each year of the term of the agreement, with the balance due at maturity.

As at (millions)	Revolving components		Term loan components [1]		Total
March 31, 2025
Available	US$	595	US$	—	US$	595
Outstanding
Due to other		190		965		1,155
Due to TELUS Corporation		15		74		89
	US$	800	US$	1,039	US$	1,839
December 31, 2024
Available	US$	611	US$	—	US$	611
Outstanding
Due to other		175		1,017		1,192
Due to TELUS Corporation		14		78		92
	US$	800	US$	1,095	US$	1,895

1	Relative to amounts owed to the syndicate of financial institutions, excluding TELUS Corporation, we have entered into foreign exchange derivatives (cross currency interest rate exchange agreements) that effectively convert an amortizing amount of US$403 of principal payments, and associated interest obligations, to European euro obligations with an effective fixed interest rate of 2.6% and an effective fixed exchange rate of US$1.088:€1.00 on the principal amount; the initial notional amount of these foreign exchange derivatives was US$448. These have been accounted for as a net investment hedge in a foreign operation (see Note 4).

(g)	Other

Other liabilities incur interest at 4.4%, are secured by the AWS-4 spectrum licences associated with these other liabilities, and are subject to amortization schedules, so that the principal is repaid over the periods to maturity, the last period ending March 31, 2035.

(h)	Lease liabilities

Lease liabilities are subject to amortization schedules, so that the principal is repaid over various periods, which include reasonably expected renewals. The weighted average interest rate on lease liabilities was approximately 5.9% as at March 31, 2025.

March 31, 2025 | 43

notes to condensed interim consolidated financial statements	(unaudited)

(i)	Long-term debt maturities

Anticipated requirements for long-term debt repayments, calculated for long-term debt owed as at March 31, 2025, are as follows:

Composite long-term debt denominated in	Canadian dollars			U.S. dollars					Other currencies
	Long-term debt,			Long-term debt,		Currency swap agreement amounts to be exchanged
Years ending December 31 (millions)	excluding leases	Leases (Note 19)	Total	excluding leases	Leases (Note 19)	(Receive) [1]	Pay	Total	Leases (Note 19)	Total
2025 (remainder of year)	$237	$435	$672	$2,176	$28	$(2,180)	$2,152	$2,176	$46	$2,894
2026	1,450	500	1,950	80	35	(32)	32	115	52	2,117
2027	53	424	477	1,661	31	(1,614)	1,491	1,569	40	2,086
2028	1,955	270	2,225	1,441	21	(491)	488	1,459	30	3,714
2029	1,408	179	1,587	—	26	—	—	26	21	1,634
2030 - 2034	6,902	323	7,225	1,294	28	(1,294)	1,148	1,176	42	8,443
Thereafter	5,541	351	5,892	1,797	—	(1,798)	1,646	1,645	7	7,544
Future cash outflows in respect of composite long-term debt principal repayments	17,546	2,482	20,028	8,449	169	(7,409)	6,957	8,166	238	28,432
Future cash outflows in respect of associated interest and like carrying costs [2]	8,776	572	9,348	2,713	70	(2,469)	2,207	2,521	69	11,938
Undiscounted contractual maturities (Note 4(b))	$26,322	$3,054	$29,376	$11,162	$239	$(9,878)	$9,164	$10,687	$307	$40,370

1	Where applicable, cash flows reflect foreign exchange rates as at March 31, 2025.
2	Future cash outflows in respect of associated interest and like carrying costs for commercial paper and amounts drawn under our credit facilities (if any) have been calculated based upon the rates in effect as at March 31, 2025.

44 | March 31, 2025

notes to condensed interim consolidated financial statements	(unaudited)

27	other long-term liabilities

As at (millions)	Note	March 31, 2025	December 31, 2024
Contract liabilities	24	$123	$112
Other		2	2
Deferred revenues		125	114
Pension benefit liabilities	15	458	447
Other post-employment benefit liabilities		91	86
Derivative liabilities	4(d)	123	118
Deferred capital expenditure government grants		71	49
Investment in real estate joint venture	21(a)	—	4
Other		43	48
		911	866
Deferred customer activation and connection fees	24	2	3
		$913	$869

28	owners’ equity

(a)	TELUS Corporation Common Share capital – general

Our authorized share capital is as follows:

As at	March 31, 2025	December 31, 2024
First Preferred Shares	1 billion	1 billion
Second Preferred Shares	1 billion	1 billion
Common Shares	4 billion	4 billion

Only holders of Common Shares may vote at our general meetings, with each holder entitled to one vote per Common Share held, provided that no less than 66-2/3% of the issued and outstanding Common Shares are owned by Canadians. With respect to priority in the payment of dividends and in the distribution of assets in the event of our liquidation, dissolution or winding-up, whether voluntary or involuntary, or any other distribution of our assets among our shareholders for the purpose of winding up our affairs, preferences are as follows: First Preferred Shares; Second Preferred Shares; and finally Common Shares.

As at March 31, 2025, we had reserved for issuance from Treasury: approximately 76 million Common Shares under a dividend reinvestment and share purchase plan (see Note 13(b)); approximately 46 million Common Shares under a restricted share unit plan (see Note 14(b)); and approximately 12 million Common Shares under a share option plan (see Note 14(d)).

(b)	Subsidiary with significant non-controlling interest

Our TELUS International (Cda) Inc. subsidiary is incorporated under the Business Corporations Act (British Columbia) and has geographically dispersed operations, with its principal places of business located in Asia, Central America, Europe and North America.

The following table presents changes in our economic and voting interests during the three-month periods ended March 31, 2025 and 2024, as reflected in the Consolidated statements of changes in owners’ equity.

	Economic interest [1]		Voting interest [1]
	2025	2024	2025	2024
Interest in TELUS International (Cda) Inc., beginning of period	57.6%	56.0%	87.0%	85.4%
Effect of
Share-based compensation and other	(0.3)	(0.1)	(0.1)	—
Non-controlling interests conversion of multiple voting shares to subordinate voting shares	—	—	—	1.3
Interest in TELUS International (Cda) Inc., end of period	57.3%	55.9%	86.9%	86.7%

1	Our economic and voting interests differ due to the voting rights associated with the multiple voting shares held by TELUS Corporation.

March 31, 2025 | 45

notes to condensed interim consolidated financial statements	(unaudited)

Summarized financial information

Summarized financial information for our TELUS International (Cda) Inc. subsidiary is set out in the accompanying table.

As at, or for the periods ended,($ in millions) [1]	March 31, 2025	March 31, 2024	December 31, 2024
Statement of financial position [1]
Current assets	$1,486		$1,437
Non-current assets	$5,471		$5,493
Current liabilities	$1,638		$1,477
Non-current liabilities	$2,508		$2,639
Statement of income and other comprehensive income
THREE-MONTH
Revenue and other income	$962	$924
Net income (loss)	$(35)	$38
Comprehensive income (loss)	$(12)	$83
Statement of cash flows
THREE-MONTH
Cash provided by operating activities	$59	$125
Cash used by investing activities	$(39)	$(34)
Cash provided (used) by financing activities	$(76)	$(55)

1	As required by IFRS Accounting Standards, this summarized financial information excludes inter-company eliminations.

29	contingent liabilities

Claims and lawsuits

General

A number of claims and lawsuits (including class actions and intellectual property infringement claims) seeking damages and other relief are pending against us and, in some cases, other mobile carriers and telecommunications service providers. As well, we have received notice of, or are aware of, certain possible claims (including intellectual property infringement claims) against us and, in some cases, other mobile carriers and telecommunications service providers.

It is not currently possible for us to predict the outcome of such claims, possible claims and lawsuits due to various factors, including: the preliminary nature of some claims; uncertain damage theories and demands; an incomplete factual record; uncertainty concerning legal theories and procedures and their resolution by the courts, at both the trial and the appeal levels; and the unpredictable nature of opposing parties and their demands.

However, subject to the foregoing limitations, management is of the opinion, based upon legal assessments and information presently available, that it is unlikely that any liability, to the extent not provided for through insurance or otherwise, would have a material effect on our financial position and the results of our operations, including cash flows, with the exception of the following items.

Certified class actions

Certified class actions against us include the following:

System access fee class action

In 2004, a class action was brought in Saskatchewan against a number of past and present wireless service providers, including us, which alleged breach of contract, misrepresentation, unjust enrichment and violation of competition, trade practices and consumer protection legislation across Canada in connection with the collection of system access fees. In September 2007, a national opt-in class was certified by the Saskatchewan Court of Queen’s Bench in relation to the unjust enrichment claim only. In February 2008, the Saskatchewan Court of Queen’s Bench granted an order amending the certification order so as to exclude from the class of plaintiffs any customer bound by an arbitration clause with us. After a long period of dormancy, the Plaintiff sought, in 2024, to advance the class action. The defendants have applied to dismiss the class action for want of prosecution.

Per minute billing class action

In 2008, a class action was brought in Ontario against us alleging breach of contract, breach of the Ontario Consumer Protection Act, breach of the Competition Act and unjust enrichment, in connection with our practice of “rounding up” mobile airtime to the nearest minute and charging for the full minute. The action sought certification of a national class. In November 2014, an Ontario class only was certified by the Ontario Superior Court of Justice in relation to the breach of contract, breach of Consumer Protection Act, and unjust enrichment claims; all appeals of the certification decision have now been exhausted. At the same time, the Ontario Superior Court of Justice declined to stay the claims of our business customers, notwithstanding an arbitration clause in our customer service agreements with those customers. This latter decision was appealed and on May 31, 2017, the Ontario Court of Appeal dismissed our appeal. The Supreme Court of Canada granted us leave to appeal this decision and on April 4, 2019, granted our appeal and stayed the claims of business customers. Notice of this certified class action was provided to potential class members in 2022. We have applied to decertify aggregate damages. The trial has been set to start on January 19, 2026.

46 | March 31, 2025

notes to condensed interim consolidated financial statements	(unaudited)

Call set-up time class actions

In 2005, a class action was brought against us in British Columbia alleging that we have engaged in deceptive trade practices in charging for incoming calls from the moment the caller connects to the network, and not from the moment the incoming call is connected to the recipient. In 2011, the Supreme Court of Canada upheld a stay of all of the causes of action advanced by the plaintiff in this class action, with one exception, based on the arbitration clause that was included in our customer service agreements. The sole exception was the cause of action based on deceptive or unconscionable practices under the British Columbia Business Practices and Consumer Protection Act, which the Supreme Court of Canada declined to stay. In January 2016, the British Columbia Supreme Court certified this class action in relation to the claim under the Business Practices and Consumer Protection Act. The class is limited to residents of British Columbia who contracted mobile services with us in the period from January 21, 1999, to April 2010. We have appealed the certification decision. A companion class action was brought against us in Alberta at the same time as the British Columbia class action. The Alberta class action duplicates the allegations in the British Columbia action, but has not proceeded to date. Subject to a number of conditions, including court approval, we have now settled both the British Columbia and the Alberta class actions.

Uncertified class actions

Uncertified class actions against us include:

9-1-1 class actions

In 2008, a class action was brought in Saskatchewan against us and other Canadian telecommunications carriers alleging that, among other matters, we failed to provide proper notice of 9-1-1 charges to the public, have been deceitfully passing them off as government charges, and have charged 9-1-1 fees to customers who reside in areas where 9-1-1 service is not available. The plaintiffs advance causes of action in breach of contract, misrepresentation and false advertising and seek certification of a national class. A virtually identical class action was filed in Alberta at the same time, but the Alberta Court of Queen’s Bench declared that class action expired against us as of 2009. No steps have been taken in this proceeding since 2016.

Public Mobile class actions

In 2014, class actions were brought against us in Quebec and Ontario on behalf of Public Mobile’s customers, alleging that changes to the technology, services and rate plans made by us contravene our statutory and common law obligations. In particular, the Quebec action alleges that our actions constitute a breach of the Quebec Consumer Protection Act, the Quebec Civil Code, and the Ontario Consumer Protection Act. On June 28, 2021, the Quebec Superior Court approved the discontinuance of this claim against TELUS. The Ontario class action alleges negligence, breach of express and implied warranty, breach of the Competition Act, unjust enrichment, and waiver of tort. No steps have been taken in this proceeding since it was filed and served.

Summary

We believe that we have good defences to the above matters. Should the ultimate resolution of these matters differ from management’s assessments and assumptions, a material adjustment to our financial position and the results of our operations, including cash flows, could result. Management’s assessments and assumptions include that reliable estimates of any such exposure cannot be made considering the continued uncertainty about: the nature of the damages that may be sought by the plaintiffs; the causes of action that are being, or may ultimately be, pursued; and, in the case of the uncertified class actions, the causes of action that may ultimately be certified.

30	related party transactions

(a)	Transactions with key management personnel

Our key management personnel, consisting of our Board of Directors and our Executive Team, have authority and responsibility for overseeing, planning, directing and controlling our activities.

March 31, 2025 | 47

notes to condensed interim consolidated financial statements	(unaudited)

Total compensation expense for key management personnel and its composition, included in the Consolidated statements of income and other comprehensive income as Employee benefits expense, is as follows:

	Three months
Periods ended March 31 (millions)	2025	2024
Short-term benefits	$4	$4
Post-employment pension [1] and other benefits	2	2
Share-based compensation [2]	13	6
	$19	$12

1	The members of our Executive Team are members of our Pension Plan for Management and Professional Employees of TELUS Corporation and certain other non-registered, non-contributory supplementary defined benefit and defined contribution pension plans.
2	We accrue an expense for the notional subset of our restricted share units with market performance conditions using a fair value determined by a Monte Carlo simulation. Restricted share units with an equity settlement feature are accounted for as equity instruments. The expense in respect of restricted share units that do not ultimately vest is reversed against the expense that was previously recorded in their respect.

As disclosed in Note 14, we made awards of share-based compensation in 2025 and 2024 to our key management personnel, as set out in the following table. As most of these awards are cliff-vesting or graded-vesting with multi-year requisite service periods, the related expense is being recognized rateably over a period of years and thus only a portion of the 2025 and 2024 initial awards is included in the amounts in the table above.

Three-month periods ended March 31 ($ in millions)	Number of units	Notional value [1]	Grant-date fair value [1]
2025
TELUS Corporation
Restricted share units	1,601,848	$35	$43
TELUS International (Cda) Inc.
Restricted share units	1,229,346	5	5
		$40	$48

2024
TELUS Corporation
Restricted share units	1,465,459	$35	$41
TELUS International (Cda) Inc.
Restricted share units	915,896	11	11
		$46	$52

1	The notional value of restricted share units is determined by multiplying the equity share price at the time of award by the number of units awarded; the grant-date fair value differs from the notional value because the fair values of some awards have been determined using a Monte Carlo simulation (see Note 14(b)).

Our Directors’ Deferred Share Unit Plan provides that, in addition to his or her annual equity grant of deferred share units, a director may elect to receive his or her annual retainer and meeting fees in deferred share units, TELUS Corporation Common Shares or cash. Deferred share units entitle directors to a specified number of TELUS Corporation Common Shares. Deferred share units are settled when a director ceases to be a director, for any reason, at a time elected by the director in accordance with the Directors’ Deferred Share Unit Plan. As at March 31, 2025 and December 31, 2024, no share-based compensation awards accounted for as liabilities were outstanding.

Executive Team employment agreements typically provide for severance payments if an executive’s employment is terminated without cause: generally, 18 months of base salary, benefits and accrual of pension service in lieu of notice, and 50% of base salary in lieu of an annual cash bonus. In the event of a change in control, Executive Team members are not entitled to treatment any different than that given to our other employees with respect to non-vested share-based compensation.

(b)	Transactions with defined benefit pension plans

During the three-month period ended March 31, 2025, we provided our defined benefit pension plans with management and administrative services on a cost recovery basis and actuarial services on an arm’s-length basis; the charges for these services amounted to $3 million (2024 – $3 million) and are included net in the Consolidated statements of income and other comprehensive income as Goods and services purchased.

(c)	Transactions with real estate joint ventures and associate

During the three-month periods ended March 31, 2025 and 2024, we had recurring and non-recurring transactions with the real estate joint ventures, which are related parties, as set out in Note 21.

48 | March 31, 2025

notes to condensed interim consolidated financial statements	(unaudited)

31	additional statement of cash flow information

(a)	Statements of cash flows – operating activities and investing activities

		Three months
Periods ended March 31 (millions)	Note	2025	2024
OPERATING ACTIVITIES
Net change in non-cash operating working capital
Current
Accounts receivable		$191	$180
Inventories		63	(55)
Contract assets		(4)	11
Costs incurred to obtain or fulfill contracts with customers	20	(17)	(7)
Prepaid expenses		(106)	(128)
Unrealized change in held for trading derivatives	4 (d)	(2)	12
Accounts payable and accrued liabilities		(249)	(225)
Income and other taxes receivable and payable, net		(53)	43
Advance billings and customer deposits	24	(12)	13
Provisions	25	6	(45)
		(183)	(201)
Non-current
Contract assets		21	15
Unbilled customer finance receivables		2	(48)
Unrealized change in held for trading derivatives	4 (d)	—	57
Costs incurred to obtain or fulfill contracts with customers	20	(14)	(16)
Prepaid maintenance		5	1
Refundable security deposits and other		—	5
Provisions	25	(84)	(7)
Contract liabilities	24, 27	10	12
Other post-employment benefit liabilities		5	(2)
Other long-term liabilities		(5)	2
		(60)	19
		$(243)	$(182)

INVESTING ACTIVITIES
Cash payments for capital assets, excluding spectrum licences
Capital asset additions
Gross capital expenditures
Property, plant and equipment	17	$(601)	$(636)
Intangible assets subject to amortization	18	(201)	(235)
		(802)	(871)
Additions arising from leases	17	215	146
Capital expenditures	5	(587)	(725)
Other non-cash items included above
Change in associated non-cash investing working capital		(67)	(87)
		$(654)	$(812)

March 31, 2025 | 49

notes to consolidated financial statements

(b)	Changes in liabilities arising from financing activities

	Three-month period ended March 31, 2024						Three-month period ended March 31, 2025
		Statement of cash flows		Non-cash changes				Statement of cash flows		Non-cash changes
(millions)	Beginning of period	Issued or received	Redemptions, repayments or payments	Foreign exchange movement (Note 4(e))	Other	End of period	Beginning of period	Issued or received	Redemptions, repayments or payments	Foreign exchange movement (Note 4(e))	Other	End of period
Dividends payable to holders of Common Shares	$550	$—	$(550)	$—	$554	$554	$605	$—	$(605)	$—	$610	$610
Dividends reinvested in shares from Treasury	—	—	191	—	(191)	—	—	—	203	—	(203)	—
	$550	$—	$(359)	$—	$363	$554	$605	$—	$(402)	$—	$407	$610
Short-term borrowings	$104	$—	$—	$—	$—	$104	$922	$392	$—	$11	$—	$1,325
Net-settled derivatives used to manage currency risk arising from U.S. dollar-denominated short-term borrowings – liability (asset)	—	—	—	—	—	—	2	7	—	(15)	—	(6)
	$104	$—	$—	$—	$—	$104	$924	$399	$—	$(4)	$—	$1,319

50 | March 31, 2025

notes to condensed interim consolidated financial statements	(unaudited)

	Three-month period ended March 31, 2024						Three-month period ended March 31, 2025
		Statement of cash flows		Non-cash changes				Statement of cash flows		Non-cash changes
(millions)	Beginning of period	Issued or received	Redemptions, repayments or payments	Foreign exchange movement (Note 4(e))	Other	End of period	Beginning of period	Issued or received	Redemptions, repayments or payments	Foreign exchange movement (Note 4(e))	Other	End of period
Long-term debt
TELUS Corporation senior notes	$20,301	$1,800	$—	$105	$(12)	$22,194	$22,077	$—	$(800)	$(4)	$4	$21,277
TELUS Corporation commercial paper	1,021	711	(584)	24	—	1,172	1,404	1,462	(750)	—	—	2,116
TELUS Corporation credit facilities	1,144	—	—	—	—	1,144	—	—	—	—	—	—
TELUS Communications Inc. debentures	200	—	—	—	—	200	200	—	—	—	—	200
TELUS International (Cda) Inc. credit facility	1,781	56	(90)	45	(1)	1,791	1,703	201	(253)	(2)	—	1,649
Other	288	—	(6)	—	—	282	588	—	(8)	—	—	580
Lease liabilities	2,614	—	(178)	6	141	2,583	2,882	—	(193)	12	201	2,902
Derivatives used to manage currency risk arising from U.S. dollar-denominated long-term debt – liability (asset)	13	603	(595)	(143)	129	7	(68)	770	(756)	28	(39)	(65)
	27,362	3,170	(1,453)	37	257	29,373	28,786	2,433	(2,760)	34	166	28,659
To eliminate effect of gross settlement of derivatives used to manage currency risk arising from U.S. dollar-denominated long-term debt	—	(603)	603	—	—	—	—	(770)	770	—	—	—
	$27,362	$2,567	$(850)	$37	$257	$29,373	$28,786	$1,663	$(1,990)	$34	$166	$28,659

March 31, 2025 | 51